Form 10-K405, Exhibit 13
CUPERTINO NATIONAL BANCORP
filed 1995-03-31
CIK 757790

                                                                    EXHIBIT 13.1

                Cupertino National Bancorp
                Management's Discussion and Analysis of
                Financial Condition and Results of Operations (Continued)

Provision for Loan Losses

The provision for loan losses is the annual cost of providing an allowance or reserve for future losses on loans. The loan loss provision amount for each year is dependent on many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in the Bank's market area. The Bank performs a monthly assessment of the risk inherent in its loan portfolio, as well as a review of each asset determined to have identified weaknesses. Based on this analysis, which includes reviewing historical loss trends, current economic conditions, industry concentrations and specific reviews of assets classified with identified weaknesses, the Bank allocates reserves to its loans and other risk asset portfolio. The reserve has specific allocations for credits where the probability of a loss can be defined and reasonably determined, while the balance of the reserve allocations are based on historical data, including delinquency trends, economic conditions in our market area, combined with industry loss averages. The provision for loan losses in 1994 was $1.6 million, compared to $1.7 million in 1993 and $.9 million in 1992. The increase in the loan loss provision in 1994 and 1993 when compared to 1992 continues to reflect the weakness in the economic conditions within the Bank's market area and the credit risk inherent in its loan portfolio. The Bank believes that adverse economic conditions in its market area have contributed to this trend.

Other Income

Total other income decreased to $3.1 million in 1994, compared to $3.2 million in 1993 and $1.7 million in 1992. The following table summarizes the sources of other income in:

(Dollars in thousands)                       1994     1993     1992
---------------------------------------------------------------------
Gain on sale of mortgage loans              $  993   $1,525   $  250
Gain on sale of SBA loans                      685      435      337
Trust fees                                     593      494      462
Loan documentation fees, net                   276      284      115
Depositor service fees                         267      252      264
Gain on sale of investment  securities          --       --       61
Other                                          265      164      175
                                            ------------------------
Total                                       $3,079   $3,154   $1,664
                                            ------------------------


  The largest portion of the decrease in other income is due to the mortgage banking business unit, which began operations in July 1992. The division generated $993,000 in gains on the sale of mortgage loans in 1994, compared to $1,525,000 in 1993, and $250,000 in 1992. The sharp rise in interest rates during 1994 had the largest impact on mortgage income, causing a reduction in the volume of refinancing and origination in the residential mortgage markets. In part to counteract a reduction in mortgage income due to a rise in interest rates in 1994, and expand into new, growing markets, the Bank opened a mortgage loan origination office in San Diego, California in June 1994. While this improved the Bank's loan funding capabilities, it did not offset the overall market decline. During the first two months of 1995, this decline continued and the Bank determined it was in the best interest of the shareholders to close the mortgage operations effective March 31, 1995.

  Loan documentation income, which represents the charge to clients for expenses incurred by the Bank to document and process loans, decreased slightly to $276,000 for 1994, as compared to $284,000 in 1993 and $115,000 in 1992. The decrease in loan documentation income in 1994 as compared to 1993, is primarily attributable to a reduction in the quantity of loan originations in 1994 as compared to 1993.

  Fees received by the Trust Department of the Bank increased to $593,000 in 1994, as compared to $494,000 in 1993 and $462,000 in 1992. The Trust Department had approximately $157 million in total assets at December 31, 1994, compared with approximately $118 million in 1993 and approximately $117 million in 1992. The fiduciary assets of the Trust Department at December 31, 1994, consisted of 50% in employee benefit plans, 26% in individual trusts, with custodial, court trusts and other similar arrangements providing the balance.

  Premiums recognized on the sale of SBA loans increased to $685,000 for 1994, as compared to $435,000 in 1993 and $337,000 in 1992. During 1994 the Bank's SBA division was granted Preferred Lender status by the Small Business Administration. This status should enhance the Bank's ability to increase its market share by improving loan application turnaround time.

  Service charges on depositor accounts remained stable with $267,000 in 1994, $252,000 in 1993 and $264,000 in 1992.

Operating Expenses

Operating expenses totaled $10.4 million for 1994, compared to $10.2 million for 1993, and $6.7 million for 1992. The ratio of operating expenses to average assets for these periods was 5.3%, 5.6%, and 4.2%, respectively.

  The following table represents the major components of operating expenses for the years ended December 31:

(Dollars in thousands)                            1994       1993       1992
-----------------------------------------------------------------------------
Compensation and benefits                       $ 5,724    $ 5,014     $3,592
Occupancy and equipment                           1,400      1,226        956
Professional services and legal costs               911      1,379        391
FDIC Insurance and regulatory assessments           485        414        341
Other real estate, net                               48        288        (80)
Other                                             1,500      1,425      1,030
                                                -----------------------------
Total before client services                     10,068      9,746      6,230
Client services                                     376        478        456
                                                -----------------------------
Total                                           $10,444    $10,224     $6,686
                                                -----------------------------
Efficiency ratio before client services           71.10%     73.16%     59.06%
                                                -----------------------------
Efficiency ratio                                  73.75%     76.75%     63.39%
                                                -----------------------------
Total operating expenses to average assets         5.27%      5.58%      4.24%
                                                =============================

  The efficiency ratio is computed by dividing total non-interest expenses by net interest income and other income. An increase in the ratio indicates that more resources are being allocated to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratio for the last half of 1994 was 67.42% as the Company continued to focus on controlling operating expenses.

  Compensation expenses increased in 1994 to $5.7 million compared to $5.0 million in 1993 and $3.6 million in 1992, primarily due to expanded operations, including the establishment of the Emerging Growth Industries division and the mortgage loan production office in San Diego, California.

  Occupancy and equipment expenses increased as a result of growth in staff, technological improvements in the Bank's computer system and the investment in the Emerging Growth Industries division and the mortgage loan production office in San Diego, California.

  Expenses for professional services, including legal, consulting and audit services, decreased to $911,000 in 1994, as compared to $1.4 million in 1993 and $391,000 in 1992. While the 1994 decrease was primarily due to a non-recurring legal settlement and related legal fees of $720,000 recorded in 1993, the increasing trend from 1992 to 1994 was caused by increased legal fees related to the loan collection and workout activity created in part by the continuing troubled economic conditions in California.

  Client service expenses decreased to $376,000 in 1994, compared to $478,000 in 1993 and $456,000 in 1992 as a result of a decrease in the volume of non-interest bearing demand deposits for which the Bank provides services.

  FDIC and OCC regulatory assessments increased to $485,000 in 1994, compared to $414,000 in 1993 and $341,000 in 1992 as a result of increased deposit growth. The FDIC assessment may decline in future years as the FDIC Bank Insurance Fund is estimated to be fully funded in late 1995. This could result in a significant reduction in FDIC assessment expense for the last quarter 1995 and in future years.

Cupertino National Bancorp
Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

  Other operating expenses increased by $75,000 in 1994 from 1993 primarily due to increased lending volume and general growth of the Bank. The $395,000 increase in other operating expense from 1992 to 1993 was due to increased costs related to the lending and mortgage banking operations.

Income Taxes

The Company's effective income tax rate for 1994 was 35.0%, compared to 37.5% in 1993 and 40.4% in 1992. The decrease in this rate is due primarily to the effect of the California Franchise Tax Enterprise Zone Credit recognized in 1994 and the impact of tax exempt municipal income in both 1994 and 1993 when compared to 1992.

Financial Condition

Assets

Total assets increased to $223.1 million at December 31, 1994, an increase of 15.8% from the $192.6 million at December 31, 1993, which was an 11.6% increase from the $172.5 million one year earlier. The growth in 1994 assets is primarily centered in the investment portfolio combined with marginal growth in the loan portfolio.

Loans

Total loans, excluding loans held for sale, increased 5.4% to $134.0 million at December 31, 1994 compared to $127.1 million at December 31, 1993. Total loans increased 2.2% in 1993 from $124.3 million at year-end 1992.

  The Bank's loan portfolio is concentrated in commercial (primarily manufacturing, service and technology) and real estate lending. The Bank's lending is focused in the Santa Clara and San Mateo Counties. While no specific industry concentration is significant, the Bank's lending is concentrated in an area that is highly dependent on the technology industry and its supporting companies. Thus, the Bank's borrowers could be adversely impacted by a downturn in this sector of the economy and this could impact their ability to repay their loans.

  The following table presents the composition of the loan portfolio at the end of each of the last three years:

                                             1994                 1993                1992
                                    ------------------    -----------------   ------------------
(Dollars in thousands)                Amount       %       Amount       %       Amount       %
------------------------------------------------------------------------------------------------
Commercial                           $ 81,695     60.2%   $ 77,699     59.1%   $ 73,523     57.9%
Real estate construction & land        18,117     13.3      19,090     14.5      23,049     18.2
Real estate term                       13.133      9.7      12,075      9.2      11,225      8.9
Consumer & other                       21,059     15.5      18,214     13.8      16,551     13.1
                                     -----------------------------------------------------------
  Total                               134,004     98.7     127,078     96.6     125,348     98.1
Deferred fees and discounts              (847)    (0.6)       (923)    (0.7)       (693)    (0.5)
Allowance for loan losses              (2,918)    (2.1)     (2,247)    (1.7)     (1,748)    (1.4)
                                     -----------------------------------------------------------
  Net loans                           130,239     96.0     123,908     94.2     121,907     96.2
Loans held for sale                     5,383      4.0       7,625      5.8       4,841      3.8
                                     -----------------------------------------------------------
  Total loans                        $135,622    100.0%   $131,533    100.0%   $126,748    100.0%
                                     ===========================================================

Credit Quality

The Bank's objective is to limit the risk inherent in its loan portfolio through stringent loan policies and loan review procedures. The loan policy of the Bank is approved each year by its Board of Directors and is managed through periodic reviews of such policies in relation to current economic activity and the degree of risk (both credit and interest rate) in the current portfolio. A Director's Loan Committee supervises the lending activities of the Bank. This committee consists of four outside directors and the Chairman/CEO, the President/COO, the Executive Vice President/Senior Credit Officer (currently vacant), the Senior Vice President/Commercial Manager and the Vice President/Credit Administration. The officers in this group make up the Officer's Loan Committee. Loan requests exceeding individual officer approval limits are submitted to the Officer's Loan Committee, and those which exceed its limits are submitted to the Director's Loan Committee for final approval.

  The Bank has an active credit administration function which includes, in addition to internal reviews, the regular use of an outside loan review firm to review the quality of the loan portfolio. Senior management and the Director's Loan Committee review and monitor problem loans on a regular basis.

  Management generally places loans on non-accrual when they become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on non-accrual status, any interest, previously accrued but not collected is reversed from income. Loans are charged off when management determines that collection has become unlikely. Restructured loans are those where the Bank has granted a concession on the interest paid or original repayment terms due to financial difficulties of the borrower. Other real estate owned consists of real property acquired through foreclosure on the related collateral underlying defaulted loans. The following table summarizes non-accrual loans, loans past due 90 days and still accruing, restructured loans, and other real estate owned at December 31:

(Dollars in thousands)                            1994       1993       1992
------------------------------------------------------------------------------
Non-performing assets
  Non-accrual loans                             $ 3,244     $   997    $  513
  Accruing loans past 90 days or more             1,371       1,903        --
  Restructured loans                                 --          --        --
  Other real estate owned                           375         618     3,717
                                                -----------------------------
       Total non-performing assets              $ 4,990     $ 3,518    $4,230
                                                -----------------------------
Ratio of the reserve for loan losses to
  total non-performing assets                        58%         64%   41%


The following table details the Bank's classified assets for the years ended December 31:

(Dollars in thousands)                             1994       1993     1992
-----------------------------------------------------------------------------
Classified assets:
  Loans
    Substandard                                 $10,927     $ 9,885   $10,906
    Doubtful                                      1,781         942       649
    Loss                                             --          --        --
                                                -----------------------------
      Total                                      12,708      10,827    11,555
  OREO                                              375         618     3,717
                                                -----------------------------
  Total classified assets                       $13,083     $11,445   $15,272
                                                -----------------------------
Ratio of classified assets to:
  Total assets                                      5.9%        5.9%      8.9%
  Total loans and OREO                              9.4%        8.5%     11.5%
Ratio of reserve for loan losses to
 classified assets                                 22.3%       19.6%     11.4%
                                                 ============================

  The increase in non-performing and classified assets reflects the continued lethargy in the Northern California economy. The increase is primarily related to a $2.3 million loan to one borrower ($1.7 million real estate secured). The Bank is aggressively pursuing collection of this loan.

Cupertino National Bancorp
Management's Discussion Analysis of
Financial Condition and Results of Opertions (Continued)

     The following table summarizes activity in the allowance for loan losses for the past three years.
Summary of Loan
Loss Experience
(Dollars in thousands) Years ended December 31,                     1994        1993        1992
------------------------------------------------------------------------------------------------
Loans, net of unearned income:
  Average outstanding during period                             $127,264    $127,210    $114,780
                                                                 -------------------------------
Allowance for loan losses:
  Balance at beginning of period                                $  2,247    $  1,748    $  1,470
Charge-Offs:
  Commercial                                                        (748)     (1,069)       (520)
  Real estate - construction                                        (123)         --         (62)
  Real estate - term                                                  --          --          --
  Consumer installment                                              (141)       (159)       (145)
                                                                 -------------------------------
       Total                                                      (1,012)     (1,228)       (727)
                                                                 -------------------------------
Recoveries:
  Commercial                                                          57          --           4
  Real estate - construction                                          --          --          95
  Real estate - term                                                  --          --          --
  Consumer installment                                                 6          48           4
                                                                 -------------------------------
       Total                                                          63          48         103
                                                                 -------------------------------
  Net charge-offs                                                   (949)     (1,180)       (624)
Provision charged to income                                        1,620       1,679         902
                                                                 -------------------------------
Balance at end of period                                        $  2,918    $  2,247    $  1,748
                                                                 -------------------------------
Net charge-offs to average loans outstanding during period           .75%        .93%        .54%
                                                                 -------------------------------
Allowance as a percentage of loans                                  2.09%       1.67%       1.35%
                                                                 ===============================


  Management considers changes in the size and character of the loan portfolio, changes in non-performing and past due loans, historical loan loss experience, and the existing and prospective economic conditions when determining the adequacy of the loan loss reserve. The allowance for loan loss increased at December 31, 1994 to 2.09% of outstanding loans compared to 1.67% at December 31, 1993 and 1.35% at December 31, 1992. The following table details the allocation of the reserve for loan losses:

                                                                     Allocation of Loan Loss Reserve
                                                          1994                    1993                  1992
                                                ----------------------    --------------------   ---------------------
                                                           Percent of              Percent of              Percent of
(Dollars in thousands)                            Amount   Total Loans    Amount   Total Loans    Amount   Total Loans
----------------------------------------------------------------------------------------------------------------------
Commercial                                        $1,846          60.2%   $1,511          59.1%   $1,216          58.0%
Real estate - construction                           180          13.3       308          14.5       263          18.2
Real estate - term                                   495           9.7       391           9.2        56           8.9
Consumer installment                                 245          15.5        10          13.8       190          13.1
Loans held for sale                                   14           4.0        27           5.8        23           3.8
Unallocated - deferred fees, commitments
  and loss reserves                                  138          (2.7)       --          (2.4)       --          (2.0)
                                               -----------------------------------------------------------------------
Total                                             $2,918         100.0%   $2,247         100.0%   $1,748         100.0%
                                               =======================================================================

  Although management believes that the allowance for loan losses is adequate, future provisions will be subject to continuing evaluations of the inherent risk in the portfolio. Further or continued downturns in the economy and other factors could make additional provisions necessary.

Deposits

Deposits reached $186.7 million at December 31, 1994, an increase of 6.3% as compared to deposits of $175.7 at December 31, 1993. Deposits in 1993 increased 12.2% from $156.6 million at December 31, 1992.

  Total average deposits increased 3.5% to $172.4 million for 1994, compared to an average of $166.6 for 1993. Average deposits in 1993 represented an increase of 16.9% over average deposits of $142.5 in 1992. The increase in deposits was primarily due to the continued marketing efforts directed at commercial business clients and continued growth in the Bank's regional offices in San Jose and Palo Alto.

  Non-interest bearing deposits were $53.9 million at December 31, 1994, compared to $62.8 million at December 31, 1993, and $62.3 million at December 31, 1992. On average, non-interest bearing deposits in 1994 were $50.4 million, compared to $55.7 million in 1993 and $45.4 million in 1992. The decrease in non-interest bearing deposits was due to a decline in title company balances, which were larger in 1993 due to the large volume of real estate financing activity during the favorable interest rate environment at that time. However, the Bank continues to focus on non-interest bearing deposits to help maintain its effective net interest yield. As its regional offices expand the Bank anticipates this funding source to remain stable.

  Money market and other interest-bearing demand accounts reached $82.0 million at year-end 1994, an increase of 21.3% from the prior year. The continued efforts by the Bank to market these low cost deposit products contributed significantly toward the continued growth.

  Time certificates of deposit of $100,000 or more, savings and other time deposits totaled $50.9 million or 27.3% of total deposits at December 31, 1994, compared to $45.4 million (25.8% of total deposits) at December 31, 1993, and $43.3 million (27.7% of total deposits) at December 31, 1992.

  Time certificates of deposit $100,000 or more, represented 13.7% of total deposits at December 31, 1994, compared with 17.8% and 16.8% at December 31, 1993 and 1992, respectively.

  Substantially all of the Bank's deposits originate in Cupertino, San Jose, Palo Alto and the surrounding communities in Santa Clara and San Mateo Counties. The Bank has one large deposit relationship with a local title company in which three directors of the Company serve as members of the board, and one of the directors has an ownership interest. Average monthly deposits from this client, including both non-interest and interest bearing demand accounts, averaged between $3.9 million and $12.6 million during 1994, compared to a range of $11.3 million and $19.0 million for 1993. The balance at December 31, 1994 was $4.6 million, compared to $14.7 million for December 31, 1993. Management believes that the loss of this client would not have a materially adverse effect on the Bank's liquidity, but might impact the Bank's net interest margin on a short-term basis.

Liquidity

Liquidity management is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Bank's ability to meet the day-to-day cash flow requirements of the Bank's clients, who either wish to withdraw funds or require funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

  The primary function of asset and liability management is not only to assure adequate liquidity in order for the Bank to meet the needs of its client base, but to maintain an appropriate balance between interest-sensitive assets and liabilities so that the Bank can also meet the return on investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements. Contingency plans exist and could be implemented on a timely basis to minimize any risk associated with dramatic changes in market conditions. An example of this is the Bank's $17 million in Fed Fund's purchase lines which provide back-up liquidity, $100 million in institutional deposit or brokered deposit lines and $60 million in reverse repurchase lines. All of these sources combine to provide a solid liquidity base for growth.

  The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of loans available for sale. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding. The liability portion of the balance sheet provides liquidity through various clients' interest bearing and non-interest bearing deposit

CUPERTINO NATIONAL BANCORP
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

accounts. Federal funds purchased and other short term borrowings are additional sources of liquidity and basically represent the Company's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

Interest Rate Risk Management

Interest rate risk management is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. These repricing characteristics are subject to changes in interest rates either as replacement, repricing or maturity during the life of the instruments. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate risk management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons: one day or immediate, two days to six months, seven to twelve months, one to three years, three to five years, over five years and on a cumulative basis. The differences are known as interest sensitivity gaps. The following table shows the Bank's interest sensitivity gaps for different intervals as of December 31, 1994:


INTEREST SENSITIVITY ANALYSIS
Repricing Periods
                                                                    Greater    Greater
                                                                       Than       Than   Greater       Total       Total
                               Immediate    2 Days To     Months     1 Year      3 Yrs      Than        Rate    Non-Rate
(Dollars in thousands)           One Day     6 Months       7-12   to 3 Yrs   to 5 Yrs     5 Yrs   Sensitive   Sensitive      Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                                                         $  9,326   $  9,326
Short term investments          $ 10,400                                                             $10,400                 10,400
Investment securities                        $  4,328    $10,444    $13,966    $ 8,159   $22,675      59,572         934     60,506
Loans                            119,246        2,332        624      5,331      3,680     3,376     134,589       4,501    130,090
Loan loss/unearned fees                                                                                           (3,765)    (3,765)
Other assets                                                                                                       7,282      7,282
                                ---------------------------------------------------------------------------------------------------
Total assets                     129,646        6,660     11,068     19,297     11,839    26,051     204,561      18,278    222,839
                                ===================================================================================================
Liabilities and Equity:
Deposits
  Demand                                                                                                          54,278     54,278
  Now, MMDA, and savings          88,355                                                              88,355                 88,355
  Time deposits                                41,591      2,980        376         26                44,973                 44,973
Other borrowed funds              17,256                                                              17,256                 17,256
Other liabilities                                                                                                  1,126      1,126
Shareholders' equity                                                                                              16,851     16,851
                                ---------------------------------------------------------------------------------------------------
Total liabilities and equity     105,611       41,591      2,980        376         26               150,584      72,255    222,839
                                ===================================================================================================
Total asset GAP
GAP                             $  24,035    $(34,931)  $  8,088    $18,921    $11,813   $26,051    $53,977     $(53,977)  $     --
Cumulative GAP                  $  24,035    $(10,896)  $ (2,808)   $16,113    $27,926   $53,977    $53,977     $     --   $     --
Cumulative GAP/total assets        10.78%     (4.89)%     (1.26)%     7.23%     12.53%    24.22%     24.22%          --%        --%

  Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as a basis risk and, generally, relates to the repricing characteristics of short-term funding sources such as certificates of deposit.

  Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis table. These prepayments may have significant effects on the Bank's net interest margin. Because of these factors an interest sensitivity gap report may not provide a complete assessment of the Bank's exposure to changes in interest rates.

  The Bank currently has a negative cumulative GAP position for periods up to one year, and a positive cumulative GAP thereafter. A positive cumulative GAP position would be expected to provide increased net interest income during periods of rising interest rates and would decrease net interest income during periods of falling rates. While the Company's current negative one year GAP portion would indicate net interest income should decrease during periods of rising interest rates, the actual impact would be an increase to net interest income. The primary reason this occurs is the lagging effect between the repricing characteristics of the Company's interest earning assets and interest bearing liabilities. In a simulation analysis on the impact of rising interest rates, the rates on the Company's interest bearing liabilities reprice at a slower pace than its assets, thus providing increased net interest income. This positive impact is aided by the currently high level of core deposit liabilities retained by the Bank. To maximize yield and increase its net interest income, the Company increased its portfolio of investment securities during the latter part of the second and early third quarter of 1994. These securities have an expected average life of 3 years to 5 years, and are being funded with short term liabilities, which created the negative GAP position, but allowed the Bank to improve its overall net interest income. To the extent rates continue to rise the positive impact of this strategy would decline, but is expected to be offset by the repricing of its assets, since the majority of the loan portfolio floats with the Prime Rate.

Capital Resources

Shareholders' equity at December 31, 1994 increased to $18.0 million, from $16.2 million at December 31, 1993, and $15.2 million at December 31, 1992. During 1994 the company paid a 5% stock dividend and a cash dividend of $.10 per share.

  The Company believes that a strong capital position is vital to the continued profitability of the Company, and promotes depositor and investor confidence, while providing a solid foundation for the future growth of the organization. The Company has provided the majority of its capital requirements through the retention of earnings.

  Under banking regulatory risk-based capital measures for banks and bank holding companies, a banking organization's reported balance sheet is converted to risk-based amounts by assigning each asset to a risk category, which is then multiplied by the risk weight for that category. Off-balance sheet exposures are converted to risk-based amounts through a two-step process. First, off-balance sheet assets and credit equivalent amounts (e.g., standby letters of credit) are multiplied by a credit conversion factor depending on the defined categorization of the particular item. Then the converted items are assigned to a risk category that weights items according to their relative risk. The total of the risk weighted on- and off-balance sheet amounts represents a banking organization's risk-adjusted assets for purposes of determining capital ratios under the risk-based guidelines. Risk-adjusted assets can either exceed or be less than reported assets, depending on the risk profile of the banking organization.

  A banking organization's total qualifying capital includes two components, core capital (Tier 1 capital) and supplementary capital (Tier 2 capital). Core capital, which must comprise at least half of total capital, includes common stockholders' equity, qualifying perpetual preferred stock, and minority interests, less goodwill. Supplementary capital includes the allowance for loan losses (subject to certain limitations), other perpetual preferred stock, certain other capital instruments, and term subordinated debt. The Company's major capital components are stockholders' equity in core capital, and the allowance for loan losses in supplementary capital.

  At December 31, 1994, the minimum risk-based capital requirements were 4.0% for core capital, and 8.0% for total capital. Federal banking regulators have also adopted leverage capital guidelines to supplement risk-based measures. The leverage ratio is determined by dividing Tier 1 capital as defined under the risk-based guidelines by average total assets (not-risk adjusted) for the preceding quarter. The minimum leverage ratio is 3.0% although banking organizations are expected to exceed that amount by 1.0% - 2.0% or more, depending on their circumstances.

  Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), the Federal Reserve Board, the Comptroller and the FDIC have adopted regulations, effective December 19, 1992, setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. The two highest levels recognized under these regulations are as follows:

CUPERTINO NATIONAL BANCORP
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


                          Tier 1 Risk-Based     Total Risk-Based    Leverage
                              Capital Ratio        Capital Ratio       Ratio
----------------------------------------------------------------------------
Well-capitalized                       6.0%                10.0%        5.0%
Adequately capitalized                 4.0%                 8.0%        4.0%

  At December 31, 1994, the Company's risk-based capital ratios were 10.8% for Tier 1 risk based capital and 12.1% for total risk-based capital, compared to December 31, 1993 ratios of 10.6% and 12.1% respectively. The Company's leverage ratio was 8.4% at December 31, 1994, and 8.4% at December 31, 1993. These ratios exceeded the well-capitalized guidelines shown above.


(Dollars in thousands)                              1994        1993        1992
--------------------------------------------------------------------------------
Tier 1 capital:
  Shareholders' equity                          $ 18,037    $ 16,219    $ 15,174
                                                --------------------------------
Tier 2 capital:
  Allowance for loan losses                        2,918       2,247       1,748
                                                --------------------------------
  Allowable amount for Tier 2 Capital              2,082       2,298       2,168
                                                --------------------------------
  Total Risk Based Capital                        20,119      18,466      16,922
                                                --------------------------------
Risk-adjusted assets                             166,552     153,177     144,514
                                                --------------------------------
Total assets                                     223,144     192,574     172,526
                                                --------------------------------
Tier 1 capital/risk adjusted assets:
  Company's capital ratio                          10.8%       10.6%       10.5%
  Minimum regulatory requirement                    4.0%        4.0%        4.0%
Total Risk-based capital/risk adjusted assets:
  Company's capital ratio                          12.1%       12.1%       11.7%
  Minimum regulatory requirement                    8.0%         80%        8.0%
Tier 1 capital/total assets:
  Company's leverage ratio                          8.4%        8.4%        8.8%
  Minimum regulatory requirement                    3.0%        3.0%        3.0%
                                                --------------------------------

BUSINESS RISKS

Certain characteristics and dynamics of the Bank's business and of the financial markets may create risks to the Bank's long-term success and its financial results. These risks include:

Geographic Concentration and Santa Clara Valley Economy -- All of the Bank's operations are located in Santa Clara County in Northern California. As a result of this geographic concentration, the Bank's results of operations depend largely upon local economic conditions, which have been relatively volatile in recent years. Accordingly, there can be no assurance that the Bank's existing and prospective customers will be responsive to, or have the need for, the services offered by the Bank. Further, no assurance can be given that the Bank will not be adversely affected if the economic downturn persists or if economic conditions otherwise worsen.

Key Employees; Recent Changes in Management -- The Bank's future performance is substantially dependent upon its ability to attract and retain qualified personnel. Since January 1, 1994, several members of senior management have left the Bank, including its President, its Executive Vice President of Technology Lending, and two Chief Credit Officers. While the loss of the services of key employees could have a material adverse effect upon the Bank, the losses to date have not had a material adverse impact on the Bank's operations or financial condition. The competition for key employees is intense and there is no assurance that the Bank will be able to retain its existing personnel or attract, retain and motivate additional qualified personnel in the future. However, the Bank believes it provides a quality work environment and competitive benefits package for its employees, as well as providing excellent opportunities for professional growth for all of its personnel. Accordingly, the Bank believes these factors will continue to allow it to attract qualified personnel.

Government Regulation and Recent Legislation -- The Bank and its operations are subject to extensive state and federal supervision, regulation and legislation. The turmoil in the savings and loan industry has spawned significant new legislation, and increased regulatory scrutiny of lending practices, among other changes. These trends frequently affect the Bank in ways that increases the Bank's cost of doing business. The Bank cannot predict the precise impact of recent legislation, nor the probable course or impact of future legislation or regulatory actions affecting the financial services industry.

Effects of Inflation-- The impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because its assets and liabilities consist largely of monetary items. The most direct effect of inflation is higher interest rates. However, the Bank's earnings are affected by the spread between the yield on earning assets and rates paid on interest-bearing liabilities rather than the absolute level of interest rates. Additionally, there may be some upward pressure on the Company's operating expenses, such as adjustments in staff expense and occupancy expense, based upon consumer price indexes. In the opinion of management, inflation has not had a material effect on the consolidated results of operations.

Pending Litigation -- The Bank is involved in a lawsuit in which the plaintiff alleges the Bank and one of its officers were negligent in the performance of their duties as trustee. The suit seeks monetary damages of approximately $2.2 million. After consultation with counsel, the Bank believes that it has defenses to the claims; however, litigation is subject to inherent uncertainties and accordingly, no assurance can be given that Sumitomo's claim will be decided in favor of the Bank. In any event, the Bank believes that any liability that could arise from the alleged claim would not have a material adverse effect on the financial statements of the Bank.

Potential Combination -- As previously announced, the Bank is engaged in preliminary discussions with South Valley Bancorporation regarding a potential business combination. Given the preliminary nature of the discussion, there is no assurance that such a transaction will be consummated or that, if consummated, such transaction will benefit shareholders. Such a transaction, if any, would be subject to the execution of definitive agreements by the parties and any required regulatory and shareholder and other corporate approvals.

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS') No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") which was subsequently amended by SFAS No. 118. Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreements. SFAS No. 114 requires creditors to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral ("the value"). If the value of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize the impairment by creating a valuation allowance with a corresponding charge to bad debt expense. This statement also applies to restructured loans and loans previously accounted for as in-substance foreclosures. SFAS No. 114 and SFAS No. 118 apply to financial statements for fiscal years beginning after December 15, 1994. Earlier implementation is permitted. The Bank does not expect a material impact on its financial statements from adopting SFAS No. 114 and SFAS No 118.

Stock Activity -- The common stock of the Company is traded on the NASDAQ National Market System under the symbol CUNB. There were 403 holders of record of the Company's common stock at December 31, 1994.

  The following table presents the high and low prices of the Company's common stock, as reported on the NASDAQ National Market System during 1994, 1993 and 1992, adjusted for the effect of stock dividends:

                    1994            1993            1992
              --------------   --------------   -------------
               High     Low     High     Low    High     Low
-------------------------------------------------------------
Quarter:
  First       $10.00   $8.81   $10.80   $7.56   $7.89   $6.70
  Second      $10.38   $9.00   $10.80   $9.07   $8.42   $6.70
  Third       $10.00   $9.00   $10.89   $9.52   $8.53   $7.56
  Fourth      $10.00   $8.75   $10.80   $8.57   $8.42   $7.34

   On November 30, 1994, the Company paid a $.10 per share dividend to its shareholders. The Company anticipates continuing to pay cash dividends on a semi-annual basis to the shareholders of the Company.

Cupertino National Bancorp
CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands) December 31,                                        1994                       1993
------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                 $ 9,326                     $ 10,550
Federal funds sold                                                       10,400                        3,800
                                                                       -------------------------------------
    Cash and cash equivalents                                            19,726                       14,350
Other short-term investments (cost approximates market)                      --                        3,097
Investment securities                                                    60,506                       36,342
Loans, net                                                              130,239                      123,908
Loans held for sale                                                       5,383                        7,625
                                                                       -------------------------------------
Total loans, net                                                        135,622                      131,533
Premises and equipment, net                                               1,434                        1,408
Other real estate owned                                                     375                          618
Interest receivables and other assets                                     5,481                        5,226
                                                                       -------------------------------------
Total                                                                  $223,144                     $192,574
                                                                       =====================================

Liabilities and Shareholders' Equity:
Deposits:
       Demand, non-interest-bearing                                     $53,880                     $ 62,751
       NOW                                                                8,331                        6,769
       Money Market Demand Accounts                                      73,623                       60,803
       Savings                                                            5,951                        6,343
       Other time certificates                                           19,417                        7,799
       Time certificates, $100 and over                                  25,520                       31,275
                                                                        ------------------------------------
            Total deposits                                              186,722                      175,740
Other borrowings                                                         17,256                           --
Other liabilities                                                         1,129                          615
                                                                        ------------------------------------
Total liabilities                                                       205,107                      176,355

Commitments (Note 12)

Shareholders' Equity:
Preferred stock, no par value: 4,000,000 shares authorized;
 none issued                                                                 --                           --
Common stock, no par value: 6,000,000 shares
 authorized;sharesoutstanding: 1,557,008 in 1994 and
 1,401,826 in 1993                                                       14,901                        13,582
Retained earnings                                                         3,136                         2,637
                                                                       --------------------------------------
Total shareholders' equity                                               18,037                        16,219
                                                                       --------------------------------------
Total                                                                  $223,144                      $192,574
                                                                       ======================================

See notes to consolidated financial statements.

Cupertino National Bancorp
Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)   For the years ended December 31,        1994        1993       1992
----------------------------------------------------------------------------------------------------------------------
Interest Income:
Interest on loans                                                                       $12,608    $ 11,895   $ 11,150
Interest on investment securities:
  Taxable                                                                                 2,451         830        622
  Non-taxable                                                                                94         145        204
                                                                                       -------------------------------
  Total investment securities                                                             2,545         975        826
Other interest income                                                                       208         463        450
                                                                                       -------------------------------
Total interest income                                                                    15,361      13,333     12,426
                                                                                       -------------------------------

Interest Expense:
Interest on deposits                                                                      3,897       3,156      3,540
Interest on short-term borrowings                                                           382          10          2
                                                                                       -------------------------------
Total interest expense                                                                    4,279       3,166      3,542
                                                                                       -------------------------------
Net interest income                                                                      11,082      10,167      8,884
Provision for loan losses                                                                 1,620       1,679        902
                                                                                       -------------------------------
Net interest income after provision for loan  losses                                      9,462       8,488      7,982
                                                                                       -------------------------------

Other Income:
Gain on sale of mortgage loans                                                              993       1,525        250
Gain on sale of SBA loans                                                                   685         435        337
Trust fees                                                                                  593         494        462
Loan documentation fees, net                                                                276         284        115
Depositor service fees                                                                      267         252        264
Gain on sale of investment securities                                                        --          --         61
Other                                                                                       265         164        175
                                                                                       -------------------------------
Total other income                                                                        3,079       3,154      1,664
                                                                                       -------------------------------

Operating Expenses:
Compensation and benefits                                                                5,724        5,014      3,592
Occupancy and equipment                                                                  1,400        1,226        956
Professional services and legal costs                                                      911        1,379        391
FDIC insurance and regulatory assessments                                                  485          414        341
Client services                                                                            376          478        456
Other real estate, net                                                                      48          288        (80)
Other                                                                                    1,500        1,425      1,030
                                                                                       -------------------------------
Total operating expenses                                                                10,444       10,224      6,686
                                                                                       -------------------------------
Income before income tax expense                                                         2,097        1,418      2,960
Income tax expense                                                                         734          538      1,197
                                                                                       -------------------------------
Net income                                                                             $ 1,363      $   880    $ 1,763
                                                                                       ===============================
Net income per common and common equivalent share                                      $  0.84      $  0.55    $  1.16
                                                                                       ===============================

See notes to consolidated financial statements.

CUPERTINO NATIONAL BANCORP
Consolidated Statements of Shareholders' Equity

                                                                              Common Stock
For the years ended December 31, 1994, 1993 and 1992                 ------------------------------       Retained   Shareholders'
(Dollars in thousands)                                                  Shares              Amount        earnings          equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                                               1,115,819           $  10,814      $   2,497        $ 13,311

Stock options exercised                                                   12,354                  68             --              68

Stock issued in Employee Stock Purchase Plan                               4,716                  36             --              36

Two 5% stock dividends --
   fractional shares paid in cash                                        115,357               1,066         (1,070)             (4)
Net income                                                                    --                  --          1,763           1,763
                                                                    --------------------------------------------------------------
Balance, December 31, 1992                                             1,248,246              11,984          3,190          15,174

Stock options exercised                                                   16,472                 106             --             106

Stock issued in Employee Stock Purchase Plan                               7,604                  63             --              63

Two 5% stock dividends --
   fractional shares paid in cash                                        129,504               1,429         (1,433)             (4)

Net income                                                                    --                  --            880             880
                                                                    ---------------------------------------------------------------
Balance, December 31, 1993                                             1,401,826              13,582          2,637          16,219

Stock options exercised                                                   74,468                 543             --             543

Stock issued in Employee Stock Purchase  Plan                              8,238                  69             --              69

One 5% stock dividend --
   fractional shares paid in cash                                         72,476                 707           (708)             (1)
Cash dividend $.10 per share                                                  --                  --           (156)           (156)
Net income                                                                    --                  --          1,363           1,363
                                                                    ---------------------------------------------------------------
Balance, December 31, 1994                                             1,557,008           $  14,901      $   3,136        $ 18,037
                                                                    ==============================================================

See notes to consolidated financial
 statements.

Cupertino National Bancorp
Consolidated Statements of Cash Flows

(Dollars in thousands) For the years ended December 31,                1994            1993            1992
-----------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities:
 Net income                                                       $   1,363       $     880       $   1,763
 Reconciliation of net income to net
  cash from operations:
   Provision for loan losses                                          1,620          1,679              902

   Depreciation and leasehold amortization                              490            477              334

   Deferred income taxes                                                128           (246)             (81)
   Accrued interest receivable and other assets                        (255)          (627)            (394)
   Accrued interest payable and other liabilities                       514           (187)             (19)
   Deferred loan fees                                                   (76)           229              204
   Gain on sale of investment securities                                 --             --               61

   Proceeds from sales of loans held for sale                        125,342        152,982           26,208

   Origination of loans for resale                                  (123,100)      (151,518)         (30,462)
   Other real estate owned, net                                           48            221              (80)
                                                                    ----------------------------------------
Operating cash flows, net                                              6,074          3,890           (1,564)
                                                                    ----------------------------------------
Cash Flows - Investing Activities:
 Sales of investment securies                                             --             --            1,670

 Maturities of investment securities and other short-term
  investments                                                         12,983         31,125           22,434

 Purchase of investments securities and other short-term
  investments                                                        (34,050)       (42,983)        (38,584)
 Loans, net                                                           (8,250)        (8,157)        (23,632)
 Investment in other real estate owned                                    --           (219)         (1,057)
 Sale of other real estate owned                                         576          3,097             893

 Premises and equipment                                                 (516)          (850)           (498)
 Purchase of life insurance policies                                      --         (2,175)             --

 Other, net                                                               21            --               --
                                                                    ----------------------------------------

Investing cash flows, net                                            (29,236)       (20,162)        (38,774)
                                                                    ----------------------------------------
Cash Flows - Financing Activities:

 Net change in non-interest-bearing deposits                          (8,871)           458          19,473

 Net change in interest-bearing deposits                              19,853         18,732          13,102

 Net change in short-term borrowings                                  17,256            --           (2,500)
 Stock issued                                                            457           169              104

 Payment of stock dividend fractional shares                              (1)           (4)              (4)
 Cash dividend                                                          (156)           --               --
                                                                    ----------------------------------------
Financing cash flows, net                                             28,538        19,355           30,175
                                                                    ----------------------------------------
Net increase (decrease) in cash and cash equivalents                   5,376         3,083          (10,163)
Cash and cash equivalents at beginning
 of year                                                              14,350        11,267           21,430
                                                                    ----------------------------------------
Cash and cash equivalents at end of year                          $   19,726     $  14,350         $ 11,267
                                                                    ========================================
Cash flows - supplemental disclosures:
Cash paid during the period for:
 Interest on deposits and other
  borrowings                                                      $    4,148     $   3,181         $  3,679
 Income taxes                                                            535           722            1,171
Non-cash transactions:
 Additions to other real estate owned                                    375            --            2,913
                                                                    ========================================

See notes to consolidated financial statements.

Cupertino National Bancorp
Notes to Consolidated Financial Statements

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -- The consolidated financial statements include the accounts of Cupertino National Bancorp ('CUNB or the Company') and its subsidiary Cupertino National Bank & Trust ("CNB or the Bank"). CUNB is the holding company of CNB. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1994 presentation.

Cash and Cash Equivalents -- For purposes of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. CNB is required by the Federal Reserve System to maintain non-interest earning cash reserves against certain of its transaction accounts. At December 31, 1994 the required reserves totaled $982,000.

Investment Securities -- In accordance with Statement of Financial Accounting Standard No. 115, ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities" which was adopted by the Company on January 1, 1994, all investment securities are classified as held-to-maturity because management has the positive intent and ability to hold all of the debt securities until maturity. Accordingly, these securities are carried at their remaining unpaid principal balances, net of unamortized and discounts are accredited using the level yield method over the estimated remaining term of the underlying security.

   Prior to the adoption of SFAS No. 115, all investment securities were considered held for investment because the Company had the ability and management had the intent to hold these securities to maturity. Accordingly, these securities were carried at amortized cost.

Loans -- Interest on loans is credited to income as earned and is accrued only if deemed collectible. Accrued interest is generally reversed against current income on loans over 90 days contractually delinquent and on other loans which have developed inherent problems prior to being 90 days delinquent. The Bank charges fees for originating loans, which are recognized as an adjustment of the loan yield over the life of the loan by a method approximating the effective interest method. Direct costs of originating the loan are capitalized and recognized over the life of the loan as a reduction of the yield.

   When a loan is sold, unamortized fees and capitalized direct costs are recognized in the statement of operations. Other loan fees and charges representing service costs for the repayment of loans, for delinquent payments or for miscellaneous loan services are recognized when collected.

Other Real Estate Owned -- Real estate acquired through foreclosure is carried at the lower of cost, or fair value less anticipated cost of disposition. Subsequent decreases in fair value are recognized as charges to expense and the net costs of maintaining and operating foreclosed properties are expensed as incurred.

Premises and Equipment -- Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the lesser of the lease terms or estimated useful lives of the assets, which are generally 3 to 10 years.

Income Taxes -- Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," was adopted by CUNB on a prospective basis, effective January 1, 1993. Under SFAS 109 the Company changed from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Allowance for Loan Losses -- The allowance for loan losses is maintained at a level deemed appropriate by Management to adequately provide for known and unidentified losses in the loan portfolio. The allowance is based upon a number of factors, including prevailing and anticipated economic trends, industry experience, industry and geographic concentrations, estimated collateral values, management's assessment of credit risk on known and unidentified losses in the loam portfolio, delinquency trends, historical loss experience, CNB's underwriting practices and other relevant factors. Additions to the allowance, in the form of provisions are reflected in current operations, while charge-offs to the allowance are made when a loss is determined to have occurred.

Income Per Share -- Income per share, adjusted for stock dividends, is based on weighted average common and common equivalent shares outstanding of 1,628,500 in 1994, 1,587,000 in 1993 and 1,510,700 in 1992.

Sales and Servicing of Small Business Administration (SBA) Loans -- The Company originates loans to customers under SBA programs that generally provide for SBA guarantees of 70% to 90% of each loan. The Company generally sells the guaranteed portion of each loan to an investor and retains the unguaranteed portion in its own portfolio.

   Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. The Company allocates the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method which approximates the interest method. The value assigned to the right to service is also amortized over the estimated life of the loan.

Loan Sales -- In addition to SBA loans, the Company originates real estate loans for sale and sells participations in other commercial loans. All loans held for sale are carried at the lower of aggregate cost or market. The Company recognizes gains or losses upon the sale of loans and participating interest in loans. The gain or loss is based on consideration received, unpaid loan balances, contractual interest rates, imputed loan servicing fees, estimated remaining life of the loans and stipulated interest to be paid to the purchaser. Any resulting deferred premium or discount is included in other assets and amortized into operations over the estimated remaining life of the loans sold using a method which approximates the interest method. The value assigned to the right to service the loans is also amortized over the estimated life of the loans.

NOTE 2 - CASH EQUIVALENTS AND INVESTMENT SECURITIES

U.S. Government and agency obligations, municipal securities and other securities are summarized as follows:

(Dollars in thousands)  December 31, 1994                     Book Value    Unrealized Gains   Unrealized Losses   Market Value
-------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury obligations                                        $10,420                 $--              $  115        $10,305
U.S. Agency obligations:
 Mortgage-backed obligations                                       8,989                  --                 415          8,574
 Fixed and variable rate notes                                    34,348                   3               1,563         32,788
State and political subdivisions                                   1,482                   4                   2          1,484
Other mortgage-backed obligations                                  4,334                  --                 228          4,106
                                                               ----------------------------------------------------------------
Total securities held to maturity                                 59,573                   7               2,323         57,257
                                                               ----------------------------------------------------------------
Other securities
 Federal Reserve Bank stock                                          230                  --                  --            230
 Federal Home Loan Bank stock                                        703                  --                  --            703
                                                               ----------------------------------------------------------------
Total other securities                                               933                  --                  --            933
                                                               ----------------------------------------------------------------
Total securities                                                 $60,506                 $ 7              $2,323        $58,190
                                                               ================================================================
Weighted average yield /(1)/                                         6.0%
                                                               ----------------------------------------------------------------
December 31, 1993
 U.S. Treasury obligations                                       $12,031                 $11              $   10        $12,032
 U.S. Agency obligations - fixed and variable rate notes          21,035                  43                  74         21,004
 State and political subdivisions                                  2,374                  43                  --          2,417
 Other mortgage-backed obligations                                    --                  --                  --             --
 Federal Reserve Bank stock                                          230                  --                  --            230
 Federal Home Loan Bank stock                                        672                  --                  --            672
                                                               ----------------------------------------------------------------
Total securities held for investment                             $36,342                 $97              $   84        $36,355
                                                               ----------------------------------------------------------------
Weighted average yield /(1)/                                         3.9%
                                                               ================================================================


/(1)/ Yield includes unadjusted tax exempt obligations. The tax equivalent yield was 6.1% and 4.1% as of December 31, 1994 and 1993, respectively.

Cupertino National Bancorp
Notes to Consolidated Financial Statements (Continued)

Securities with a carrying value of $24,868,000 and $11,935,000 at December 31, 1994 and 1993, respectively were pledged to secure public deposits and for other purposes required by law or contract.

  The following table shows book value and estimated market value of the Company's investment securities by maturities at December 31, 1994 (yields on tax-exempt obligations have not been adjusted to a tax equivalent basis).

                                                                       1996            2000      2005 and
(Dollars in thousands)                                 1995    through 1999    through 2005    Thereafter
---------------------------------------------------------------------------------------------------------
U.S. Treasury obligations                           $ 7,457         $ 2,963          $    0       $     0
U.S. Agency obligations
 Mortgage-Backed obligations /(1)/                       --             111           2,851         6,027
 Fixed and variable rate notes /(2)/                  5,833          19,050           6,472         2,993
State and Political Subdivisions                      1,482              --              --            --
Other Mortgage-Backed obligations /(1)/                  --              --              --         4,334
                                                    -----------------------------------------------------
Total investment securities (held to maturity)       14,772          22,124           9,323        13,354
                                                    -----------------------------------------------------
Other securities
 Federal Reserve Bank stock                             230              --              --            --
 Federal Home Loan Bank stock                           703              --              --            --
                                                    -----------------------------------------------------
Total other securities                                  933               0               0             0
                                                    -----------------------------------------------------
Total securities                                    $15,705         $22,124          $9,323       $13,354
                                                    -----------------------------------------------------
Market value                                         15,524          21,040           8,860        12,766
                                                    -----------------------------------------------------
Weighted average yield                                  4.5%            5.3%            7.4%          7.8%
                                                    =====================================================

(1) Mortgage-backed securities are shown at contractual maturity, however the average life of these Mortgage-backed securities may be much less due to principal prepayments.
(2) Certain U.S. Agency fixed and variable rate note obligations may be called, without penalty, at the discretion of the issuer. This may cause the actual maturities to differ significantly from the contractual maturity dates.

Federal Reserve Bank Stock and Federal Home Loan Bank Stock are investments required to be maintained in the Federal Reserve Bank and Federal Home Loan Bank to maintain membership and support activity levels.

NOTE 3 - LOANS

The following is a summary of loans by category as of December 31:

(Dollars in thousands)                        1994       1993
---------------------------------------------------------------
Commercial                                  $ 81,695   $ 77,699
Real estate construction and land             18,117     19,090
Real estate term                              13,133     12,075
Consumer and other                            21,059     18,214
                                            -------------------
Total                                        134,004    127,078
 Less deferred loan fees and discounts           847        923
 Less allowance for loan losses                2,918      2,247
                                            -------------------
   Total loans, net                          130,239    123,908
Loans held for sale                            5,383      7,625
                                            -------------------
Total loans                                 $135,622   $131,533
                                            ===================

  SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" which was subsequently amended by SFAS No. 118, effective for years beginning after December 15, 1994, requires creditors to account for loans that are impaired (loans where the creditor does not anticipate receiving all amounts due according to the contractual term of the loan agreement) based primarily on the present value of expected future cash flows discounted at the effective loan rate or the fair value of the underlying collateral. The Bank does not expect a material impact on its financial statements from adopting SFAS No. 114 and SFAS No. 118.

  The Bank's service area has a concentration of high technology companies, and accordingly, the ability of any of the Bank's borrower to repay loans may be affected by the performance of this sector of the economy. Virtually all loans are collateralized. Generally, real estate loans are secured by real property, and commercial and other loans are secured by bank deposits and business or personal assets. Repayment is generally expected from the sale of the related property for real estate construction loans and from the cash flow of the borrower for commercial and other loans.

  As discussed in Note 1, the Company originates loans guaranteed by the U. S. Small Business Administration (SBA). The Company sells to outside investors, usually at a price in excess of par, the guaranteed portion of these loans and retains the remaining unguaranteed portion in its loan portfolio. When the Company sells the guaranteed portion of such loans, it transfers the SBA guarantee to the buyer and retains the servicing function. At December 31, 1994 and 1993, the Company serviced $23,339,122 and $15,633,230 in SBA loans, respecively. In addition, the Company retained an interest in loans guaranteed by the SBA in the amounts of $4,783,053, and $3,234,929, respectively, for 1994 and 1993. The Company and the SBA would share in any losses on these loans on a pro rata basis.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The following summarizes the activity in the allowance for loan losses for the years ended December 31:



(Dollars in thousands)                1994      1993     1992
-------------------------------------------------------------
Balance January 1                   $2,247    $1,748   $1,470
     Loans charged off              (1,012)   (1,228)    (727)
     Recoveries                         63        48      103
     Provision for loan losses       1,620     1,679      902
                                    -------------------------
Balance December 31                 $2,918    $2,247   $1,748
                                    =========================

  The following table sets forth non-performing loans as of December 31, 1994, 1993 and 1992. Non-performing loans are defined as loans which are on non-accrual status, loans which have been restructured, and loans which are 90 days past due but are still accruing interest. Interest income foregone on the following non-performing loans totaled $275,000, $129,000 and $23,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Interest income recognized on the non-performing loans approximated $50,000, $25,000 and $25,000 for the years ended December 31, 1994, 1993 and 1992, respectively .


(Dollars in thousands)                       1994         1993       1992
-------------------------------------------------------------------------
Non-accrual loans                          $3,244      $  997      $513
Accruing loans past due 90 days or more     1,371       1,903        --
Restructured loans                             --          --        --
                                           ------------------------------
Total                                       4,615      $2,900      $513
                                           ==============================

CUPERTINO NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - OTHER REAL ESTATE OWNED
Other real estate owned consists of the following at December 31:

(Dollars in thousands)                                          1994      1993
------------------------------------------------------------------------------
Real estate acquired through foreclosure                     $   375   $   780
Allowance for estimated losses                                    --      (162)
                                                             -----------------
Total                                                        $   375   $   618
                                                             =================

The following summarizes other real estate operations for the years ended December 31:

(Dollars in thousands)                              1994       1993       1992
------------------------------------------------------------------------------
Income (loss) from:
     Real estate operations, net                    $ (6)   $    10    $   170
     Provision for estimated losses                  (42)      (231)       (90)
                                                    --------------------------
Real estate owned, net                               (48)   $  (221)   $    80
                                                    ==========================

NOTE 6 - PREMISES AND EQUIPMENT
Premises and equipment at December 31, are comprised of the following:

(Dollars in thousands)                                         1994       1993
------------------------------------------------------------------------------
Leasehold improvements                                      $   993    $   889
Furniture and equipment                                       2,463      2,050
Automobiles                                                     140        141
                                                            ------------------
Total                                                         3,596      3,080
Accumulated depreciation and amortization                    (2,162)    (1,672)
                                                            -------------------
Premises and equipment, net                                 $ 1,434    $ 1,408
                                                            ==================

NOTE 7 - SHORT TERM BORROWINGS
Short term borrowings are detailed as follows (in thousands):

December 31                                           1994      1993      1992
------------------------------------------------------------------------------
Federal funds purchased
  Balance at December 31                            $ 7,000    $  --    $   --
  Average balance                                     1,800      277        55
  Maximum amount outstanding at any month end        12,000       --        --
  Average interest rate:
     During the year                                   4.18%    3.56%     3.68%
     At December 31                                    6.50%      --        --
Securities sold under agreements to repurchase
  Balance at December 31                            $10,256       --        --
  Average balance                                     5,908       --        --
  Maximum amount outstanding at any month end        24,153       --        --
  Average interest rate:
     During the year                                   5.13%      --        --
     At December 31                                    6.29%      --        --

  Federal funds purchased generally mature the day following the date of purchase while securities sold under agreements to repurchase generally mature within 30 days from the various dates of sale. The Bank has unused Federal Funds Purchased lines of $10 million at December 31, 1994.

NOTE 8 - INCOME TAXES

Income tax expense was comprised of the following for the years ended
December 31:

(Dollars in thousands)                 1994    1993      1992
-------------------------------------------------------------
Current:
  Federal                             $ 518   $ 539    $  890
  State                                  88     245       388
                                      -----------------------
Total current expense                   606     784     1,278
                                      -----------------------
Deferred:
  Federal                               125    (148)      (25)
  State                                   3     (98)      (56)
                                      -----------------------
Total deferred expense (benefit)        128    (246)      (81)
                                      -----------------------
  Total expense                       $ 734   $ 538    $1,197
                                      =======================

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components on the Company's deferred income tax assets (liabilities) as of December 31, 1994 and 1993 are as follows:

(Dollars in thousands)        1994     1993
-------------------------------------------
Loan loss reserves          $  904    $ 768
OREO valuation                  --       78
Deferred compensation           48       65
State income taxes             243       19
Other                         (124)      13
                            ---------------
Deferred tax asset          $1,071    $ 943
                            ===============

   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" on a prospective basis effective January 1, 1993. This standard supersedes Accounting Principles Board Opinion (APB) No.11 which was previously used by the Company to account for income taxes. There was no cumulative effect on the Company's 1993 financial statements of adopting SFAS No. 109. Due to the availability of net operating loss carrybacks, no valuation allowance under SFAS No. 109 has been provided in 1994 and 1993. For the year ended December 31, 1992, the Company accounted for income taxes in accordance with APB No. 11. The components of the deferred tax expense (benefit), which results from differences in the recognition of certain items for tax and financial reporting purposes, were as follows:

Cupertino National Bancorp
Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands)                                1994     1993     1992
----------------------------------------------------------------------------
Provision for loan losses                            $ 136    $ (97)   $(116)
Cash basis income tax reporting                         --      (12)      19
State income taxes                                     224       93       (6)
Other                                                 (232)    (230)      22
                                                     -----    -----    -----
Total deferred expense (benefit)                     $ 128    $(246)   $ (81)
                                                     =====    =====    =====

A reconciliation from the statutory income tax rate to be consolidated effective income tax rate follows, for the years ended December 31:

                                                      1994     1993     1992
--------------------------------------------------------------------------------
Statutory federal income tax rate                     35.0%    35.0%    34.0%
California franchise tax expense, net of federal
 income tax benefit                                    2.9      6.9      7.4
Exempt income                                         (4.1)    (3.2)    (2.1)
Other, net                                             1.2     (1.2)     1.1
                                                     -----     ----     ----
Effective income tax rate                             35.0%    37.5%    40.4%
                                                     =====     ====     ====

NOTE 9 - OTHER OPERATING EXPENSES

The major components of other noninterest expense are as follows for the years ended December 31:


(Dollars in thousands)                                1994     1993     1992
-----------------------------------------------------------------------------
Supplies                                            $  197   $  153   $   99
Telephone                                              163      113       76
Director fees                                          145      142      113
Insurance                                              144      137       54
Correspondent bank charges                             118      106       87
Advertising                                             87       88       83
Other                                                  646      686      518
                                                    ------   ------   ------
Total                                               $1,500   $1,425   $1,030
                                                    ======   ======   ======

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company has stock option plans under which incentive and non-statutory stock options may be granted to employees and directors to purchase up to 346,802 shares of common stock at prices not less than the fair market value of such stock at the date the options are granted.

   Options generally expire 10 years after the date of grant and generally become exercisable in annual installments of 20 percent to 33 percent. As of December 31, 1994 options for 235,661 shares were exercisable and options for 28,550 shares were available for future grant. Additional stock option information follows:

                                        Options outstanding
                                Number of shares     Option price per share
---------------------------------------------------------------------------
Balance, January 1, 1992                 338,500             $3.98 - $ 8.10
  Granted                                 24,245              6.66 -   8.02
  Exercised                              (15,494)             3.98 -   5.50
  Canceled                                (4,173)             5.50 -   8.10
                                       ------------------------------------
Balance, December 31,1992                343,078             $4.24 - $ 8.10
  Granted                                 12,806              7.99 -  10.65
  Exercised                              (18,781)             4.54 -   8.10
  Canceled                                (6,707)             7.60 -   8.10
                                      -------------------------------------
Balance, December 31,1993                330,396             $4.24 - $10.65
  Granted                                 75,465              8.81 -  10.00
  Exercised                              (76,888)             4.67 -   8.50
  Canceled                               (10,721)             4.46 -   9.88
                                      -------------------------------------
Balance, December 31, 1994               318,252             $4.25 - $10.66
                                      =====================================

Adjusted for stock dividends in 1994, 1993 and 1992

  The Company has a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary as a contribution to the plan. The Company matches the employee contributions at a rate set by the Board of Directors (currently 50% of the first 6% of deferral of an individual's salary). The matching contribution vests ratably over the first three years of employment. The Company contributed $72,500 to the plan in 1994, $67,000 in 1993 and $52,000 in 1992.

  The Company has established an Employee Stock Purchase Plan under section 423(b) of the tax code which allows eligible employees to set aside up to 10% of their compensation toward the purchase of the Company's stock. Under the plan, the purchase price is 85% of the lower of the fair market value at the beginning or end of each three month offering period. During 1994, employees purchased 8,238 shares of common stock for an aggregate purchase price of $69,000 compared to the purchase of 7,604 shares of common stock for an aggregate purchase price of $63,000 in 1993. At December 31, 1994, 15,486 shares were reserved for future issuance under the plan.

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans are made to executive officers, directors and their affiliates, subject to approval by the Directors' Loan Committee and the Board of Directors. An analysis of total loans to related parties for the year ended December 31, 1994 is shown below:

(Dollars in Thousands)
---------------------------------------------------------------------------
Balance, January 1, 1994                                            $ 2,435
Additions                                                             2,519
Repayment                                                            (1,967)
                                      -------------------------------------
Balance December 31, 1994                                           $ 2,987
                                      =====================================

  Three of the Company's directors are also directors (one of whom is the principal shareholder) of a title company which has a deposit relationship with the Bank. Average monthly deposits from this title company ranged between $ 3.9 million and $ 12.6 million for the year. At December 31, 1994 the deposit balance from this title company was $ 4.6 million.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases the facilities from which it operates all of its activities. Future minimum lease commitments under all non-cancelable operating leases are as follows:

(Dollars in Thousands)        1994
----------------------------------
1995                        $  666
1996                           654
1997                           665
1998                           644
1999                           608
                             1,614
                            ------
Total                       $4,851
                            ======

  Total rent expense was approximately $589,000, $475,000 and $393,000, for 1994, 1993, and 1992, respectively.

  In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, that are not reflected in the accompanying consolidated financial statements. At December 31, 1994, commitments to fund loans and outstanding standby letters of credit were approximately $60.6 million and $2.5 million, respectively. At December 31, 1994 no losses are anticipated as a result of these commitments.

  Loan commitments which typically have fixed expiration dates and require the payment of a fee are typically contingent upon the borrower meeting certain financial and other covenants. Approximately $17.4 million of these commitments relate to real estate construction and land loans and are expected to fund within the next 12 months. However, the remainder relate primarily to revolving lines of credit or other commercial loans, and many of these commitments are expected to expire without being drawn upon, therefore the total commitments do not necessarily represent future cash requirements. The Bank evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt or equity securities, or business assets.

  Stand-by letters of credit are conditional commitments written by the Bank to guarantee the performance of a client to a third party. These guarantees are issued primarily relating to purchases of inventory by the Bank's commercial clients, and are typically short-term in nature. Credit risk is similar to that involved in extending loan commitments to clients, and the Bank accordingly uses evaluation and collateral requirements similar to those for loan commitments. Virtually all such commitments are collateralized.

  The Company is a defendant in a number of lawsuits, the most significant of which alleges that the Company did not perform its fiduciary duties as trustee properly and, as a result, the trust incurred losses on real estate investments that were purchased. The plaintiff is seeking damages of approximately $2.2 million related to this lawsuit. The Company's management believes ultimate liability with respect to any of the aforementioned matters will not have a material adverse effect on the consolidated financial statements of the Company.

NOTE 13 - REGULATORY MATTERS

The Company and the Bank are subject to capital guidelines issued by the Federal Reserve Board of Governors (the "FRB") and the Office of the Comptroller of the Currency (the OCC). These agencies have established uniform risk-based capital guidelines for commercial banks. Under this framework, balance sheet assets and certain off balance sheet commitments are weighted by risk and compared to capital. Capital is assigned to tiers, with common equity included in Tier 1 capital and the allowance for loan losses included in Tier II capital. Additionally, regulatory agencies have adopted a 3% minimum leverage ratio of Tier 1 capital to total assets. Banks anticipating significant asset growth are expected to maintain leverage ratios in excess of the minimum, between 4% to 5%.

  The capital ratios, as detailed below, for the Company exceed the regulatory guidelines at December 31, 1994, 1993 and 1992. The capital ratios for the Company are presented in the following table:

                                  1994    1993    1992
------------------------------------------------------
Capital ratios:
  Tier 1 leverage                  8.4%    8.4%    8.8%
  Regulatory minimum               3.0%    3.0%    3.0%
  Tier 1 risk-based capital       10.8%   10.6%   10.5%
  Regulatory minimum               4.0%    4.0%    4.0%
  Total risk-based capital        12.1%   12.1%   11.7%
  Regulatory minimum               8.0%    8.0%    8.0%
                                  =====================


  Banks that exceed a leverage ratio of 5%, a Tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of 10% are deemed to be "well-capitalized" under FDICIA's "prompt corrective action" regulations.

NOTE 14 - RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

One of the principal sources of cash for the Company is dividends from its subsidiary Bank. Total dividends which may be declared by the Bank without receiving prior approval from regulatory authorities are limited to the lesser of the Bank's retained earnings or the net income of the Bank for the latest three fiscal years, less dividends previously declared during that period. Under these restrictions and considering minimum regulatory capital requirements, the Bank is able to declare dividends not exceeding $4,000,000 at December 31, 1994.

  The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Bank is prohibited from lending to the Company unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's Shareholders' Equity, or a maximum of $1,685,000 at December 31, 1994. No such advances were made during 1994.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The financial statement of Cupertino National Bancorp (parent company only) follow:

Parent Company Only Statement of Financial Condition
(Dollars in thousands) December 31,                           1994        1993
------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                $   883    $    690
  Investment in bank                                        16,851      15,472
  Other assets                                                 305         100
                                                           -------------------
Total                                                      $18,039     $16,262
                                                           ===================
Liabilities and shareholders' equity:
  Other liabilities                                        $     2     $    43
                                                           -------------------
Total liabilities                                          $     2     $    43
                                                           -------------------
Shareholders' equity:
  Common stock                                              14,901      13,582
  Retained earnings                                          3,136       2,637
                                                           -------------------
Total shareholders' equity                                  18,037      16,219
                                                           -------------------
Total liabilities and shareholders' equity                 $18,039     $16,262
                                                           ===================

CUPERTINO NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Parent Company Only Statements of Operations
(Dollars in thousands) Years ended December 31,          1994     1993    1992
------------------------------------------------------------------------------
Income:
  Interest income                                      $   17    $  14    $ 17
  Other income                                             14       12      22
                                                       -----------------------
Total                                                      31       26      39
                                                       -----------------------
Expenses:
  Occupancy and equipment                                 410      384     333
   Less rentals received from
    the bank                                             (409)    (384)   (328)
                                                       -----------------------
   Net occupancy and equipment                              1       --       5
   Other expense                                           46       20      17
                                                       -----------------------
Total                                                      47       20      22
                                                       -----------------------
Income before income taxes and equity
 in undistributed net income of the Bank                  (16)       6      17
Income tax expense                                         --        2      16
                                                       -----------------------
Income (loss) before equity in undistributed
 net income of the Bank                                   (16)       4       1
Equity in undistributed net
 income of the Bank                                     1,379      876   1,762
                                                       -----------------------
Net income                                             $1,363    $ 880  $1,763
                                                       =======================
Parent Company Only Statements of Cash Flows
(Dollars in thousands)  Years ended December 31,         1994     1993    1992
------------------------------------------------------------------------------
Cash flows-operating activities:
  Net income                                         $  1,363    $ 880  $1,763
  Reconciliation of net income to net cash
    from operations:
    Equity in undistributed net income of the Bank     (1,379)    (876) (1,762)
    Other assets                                         (205)    (100)      5
    Other liabilities                                     (41)      --      16
                                                     -------------------------
Operating cash flows, net                                (262)     (96)     22
                                                     -------------------------
Cash flows -- financing activities:
    Stock issued                                          613      169     104
    Payment of stock dividend fractional shares            (2)      (4)     (4)
    Payment of cash dividend                             (156)      --      --
                                                     -------------------------
Financing cash flows, net                                 455      165     100
                                                     -------------------------
Net increase in cash and cash equivalents                 193       69     122
Cash and cash equivalents at the beginning of year        690      621     499
                                                     -------------------------
Cash and cash equivalents at end of the year         $    883    $ 690  $  621
                                                     =========================

Cupertino National Bancorp
Consolidated Balance Sheets

NOTE 16-FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value of financial instruments of the Company as of December 31, 1994 and 1993 are as follows:

The estimated fair value of financial instruments of the Company as of December 31, 1994 and 1993 are as follows:

                                                                         1994                       1993
                                                                   Carrying     Fair           Carrying     Fair
(Dollars in thousands)                                             Amount       Value          Amount       Value
-------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash and cash equivalents                                     $ 19,726     $19,726         $ 14,350     $ 14,350
   Other short-term investment securities                              --          --            3,097        3,097
   Investment securities                                           60,506      58,190           36,342       36,358
   Loans, net                                                     130,239     130,000          123,908      124,000
   Loans held for sale                                              5,383       5,383            7,625        7,625
                                                                ---------------------------------------------------
   Total loans, net                                              $135,622    $135,383         $131,533     $131,625

Financial liabilities:
   Deposits:
    Demand, non-interest-bearing                                 $ 53,880     $53,880         $ 62,751     $ 62,751
    NOW                                                             8,331       8,331            6,769        6,769
    Money Market Demand Accounts                                   73,623      73,623           60,803       60,803
    Savings                                                         5,951       5,951            6,343        6,343
    Other time certificates                                        19,417      19,410            7,799        7,810
    Time certificates, $100 and over                               25,520      25,513           31,275       31,309
                                                                ---------------------------------------------------
    Total deposits                                               $186,722    $186,708         $175,740     $175,785

Off balance sheet financial instruments
   Commitments to extend credit                                  $ 60,612     $60,612         $ 46,681     $ 46,681
   Standby letters of credit                                        2,481       2,481            2,082        2,082
                                                                ---------------------------------------------------

  The estimated fair values do not represent actual amounts that may be realized upon any sale or liquidation of the related assets or liabilities. The values do not give effect to discounts or premiums to fair value which may occur when financial instruments are sold in large quantities. The fair value amounts presented above represent the Company's best estimate of fair value using the methodologies discussed below:

Cash and cash equivalents -- The carrying value reported in the balance sheet for cash and cash equivalents approximates fair value.

Securities -- Fair values for investment securities are based on quoted market prices.

Loans -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities -- The fair value for all deposits without fixed maturities is considered to be equal to carrying value. The fair value for time deposits is based upon the appropriate discount rates for similar pools.

Off-balance sheet instruments -- The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The Bank's commitments to extend credit approximate fair value at December 31, 1994 and 1993.

Cupertino National Bancorp
Report of Independent Accountants

The Board of Directors and Shareholders, Cupertino National Bancorp:

We have audited the accompanying consolidated balance sheet of Cupertino National Bancorp and Subsidiary as of December 31, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cupertino National Bancorp and Subsidiary for the years ended December 31, 1993 and 1992 were audited by other auditors, whose report, dated January 18, 1994, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cupertino National Bancorp and Subsidiary at December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
San Francisco, California
January 30, 1995