Form 10-K405, Exhibit 13
period 1995-12-31
CUPERTINO NATIONAL BANCORP
filed 1996-03-29
CIK 757790

                                                                    EXHIBIT 13.1


                               1995 Annual Report






                                  [PHOTOGRAPH]






                                     [LOGO]
                                       C
                                        N
                                         B

                               CUPERTINO NATIONAL
                                    BANCORP

                                Mission Statement

Cupertino National Bancorp is a value-added California financial services company dedicated to providing the highest standard of service to our clients through an empowered professional staff, while achieving a premier return for our shareholders.

                                 About the Cover

Monolithic Hoover Tower on the Stanford University campus stands as a symbol of the intellectual prowess and unbridled creativity that spawned the world-renowned Silicon Valley. Cupertino National Bank & Trust is expanding to better serve the businesses and residents of the highly desirable Peninsula area with the Spring 1996 opening of our Emerson office in downtown Palo Alto.

                                                        Financial Highlights

(Dollars in thousands, except per share amounts)                   1995           1994           1993           1992           1991
------------------------------------------------------------------------------------------------------------------------------------

Results of operations:
Interest income                                                $ 20,293       $ 15,361       $ 13,333       $ 12,426       $ 12,634
Interest expense                                                  7,354          4,279          3,166          3,542          4,988
                                                               ---------------------------------------------------------------------

Net interest income                                              12,939         11,082         10,167          8,884          7,646
Provision for loan losses                                           681          1,620          1,679            902            382
                                                               ---------------------------------------------------------------------

Net interest income after provision
    for loan losses                                              12,258          9,462          8,488          7,982          7,264
Other income                                                      1,902          3,079          3,154          1,664            890
Operating expenses                                               13,690         10,444         10,224          6,686          5,271
                                                               ---------------------------------------------------------------------

Income before income taxes                                          470          2,097          1,418          2,960          2,883
Income tax expense                                                  157            734            538          1,197          1,140
                                                               ---------------------------------------------------------------------

Net Income                                                     $    313       $  1,363       $    880       $  1,763       $  1,743
                                                               ---------------------------------------------------------------------


Per share data:(1)

Net income per primary share                                   $   0.16       $   0.76       $   0.50       $   1.05       $   1.04
Net income per fully diluted share                             $   0.16       $   0.76       $   0.50       $   1.05       $   1.04
Cash dividend per share                                        $   0.20       $   0.10             --             --             --
Dividend payout ratio                                              125%            13%             --             --             --
Book value per share                                           $  10.32       $  10.53       $  10.02       $   9.55       $   8.49
                                                               ---------------------------------------------------------------------


Balance at year end:

Total assets                                                   $259,099       $223,144       $192,574       $172,526       $140,607
Loans, net                                                      160,693        135,622        131,533        126,748        104,191
Deposits                                                        236,094        186,722        175,740        156,550        123,975
Other borrowings                                                     --         17,256             --             --             --
Subordinated debt                                                 3,000             --             --             --             --
Shareholders' equity                                             18,672         18,037         16,219         15,174         13,311
                                                               ---------------------------------------------------------------------


Average daily balances:

Total assets                                                   $229,903       $198,162       $183,297       $157,535       $124,810
Loans, net                                                      143,280        127,264        127,210        114,780         96,961
Deposits                                                        197,396        172,385        166,581        142,451        111,564
Shareholders' equity                                             18,326         17,410         15,337         14,379         12,434
                                                               ---------------------------------------------------------------------


Selected statistics:

Return on average assets                                           0.1%           0.7%           0.5%           1.1%           1.4%
Return on average shareholders' equity                             1.7%           7.8%           5.7%          12.3%          14.0%
Average equity to average assets                                   8.0%           8.8%           8.4%           9.1%          10.0%
                                                               ---------------------------------------------------------------------



(1) Per share amounts have been restated to reflect stock dividends of 10% in December 1995, and 5% each, in May 1994, June and December 1993 and in May and December 1992 and 1991.

                    To Our Shareholders, Clients and Friends

Even as continued deregulation and consolidation cause the financial industry to become more competitive, exciting opportunities are emerging in many areas. In 1995, we positioned ourselves to move quickly and effectively so we can capitalize on the most promising of these opportunities as they arise.

For Cupertino National Bancorp (CNB), 1995 can be divided into two distinct halves. During the first six months of the year, we faced considerable challenges. The closing of our mortgage division and termination of merger discussions with another bank in the first quarter resulted in charges against earnings of approximately $500,000. We also reached a litigation settlement in the second quarter, which resulted in a charge of $1.7 million.

        But beginning in the third quarter of 1995, the company rebounded strongly, with excellent asset growth, solid performance from several of our divisions, and a healthy increase in profits quarter-to-quarter. The improvement in our operating results, combined with the continued upswing of the economy, gives us solid reasons to be optimistic about 1996.

                                     Loans
                                 (in millions)

                             [CHART APPEARS HERE]

Modest profits

For the year ended December 31, 1995, CNB recorded net income of $313,000, or $.16 per share, compared to $1.4 million, or $.76 per share, in 1994. Without the charges mentioned above, the company's 1995 net income would have increased to $1.65 million.

     Total assets rose 16% to $259.1 million, while deposits increased by nearly $50 million, or 26%, to $236.1 million. With the addition of our new Executive Vice President and Senior Lending Officer, David Hood, in 1995, loans grew by more than $30 million, or 23%, to $160.7 million. Equally important, the quality of the bank's assets showed significant improvement over last year. Total non-performing assets declined from $5 million at year-end 1994 to $3.3 million at the end of 1995, and total classified assets fell from $13.1 million to $7.9 million over the same period.

                             [CHART APPEARS HERE]

     In the fall of 1995, CNB was successful in adding $3.0 million to our capital base through a private placement of subordinated debt. A substantial portion of the offering was subscribed by directors, officers and other accredited investors, an indication of their confidence in our future. Our strong capital position -- which according to regulatory guidelines classifies the holding company and bank as a well-capitalized financial institution -- enables us to more readily take advantage of growth opportunities in our market area and will be a key to our success in 1996.

Cupertino National Bancorp's vision is to be a technologically advanced $1 billion family of financial services companies headquartered in the Silicon Valley, serving clients throughout the United States.

In 1995, your company made progress in a number of areas that more effectively position us to deliver value to shareholders in the years ahead. Recognizing an opportunity in the marketplace, in the second quarter of the year we invested in a major initiative to expand our Trust Group, with the objective of creating the strongest locally based trust operation in Northern California.

     We added several new officers to our team, led by Hall Palmer, who was named Executive Vice President and Senior Trust Officer of the Bank. The results of this reformation were immediate and dramatic. The Trust Group's assets under management soared 72% to $270 million by year-end, with most of that growth occurring since May. Further, we expect this rapid rise to continue in 1996 as we penetrate the Palo Alto marketplace with a new office scheduled to open this spring.



                                  [PHOTOGRAPH]

In the 1950s and 1960s, the Santa Clara Valley was primarily an agricultural region, filled with rows upon rows of fruit trees.

     Another business unit that had a strong year was Venture Lending. Founded in March as the successor to our Emerging Growth Industries division, Venture Lending provides innovative debt financing and other financial services tailored to the needs of startup and growth-stage companies.

     Under the direction of Senior Vice President and Managing Director Daniel Michener, the division got off to a fast start, closing 29 transactions totaling more than $34 million in financing commitments in its first ten months. This successful launch helped Venture Lending begin turning a profit in only its second full quarter in business. To further expand our range of financing services, in October the Bank established an Asset-Based Lending division. Designed to serve companies that may be undercapitalized or experiencing temporary operating weakness, the new division specializes in both asset-based loans and factoring.

     To provide a steady deal flow for the new division and to optimize collateral monitoring controls, CNB has set up participation arrangements with two Bay Area financial services companies: an independent asset-based lender in Palo Alto; and an independent factoring company based in Cupertino.



                                  [PHOTOGRAPH]

Today, this rich and fertile valley remains an idyllic place to live, with an excellent climate, vibrant economy and many educational and cultural opportunities.

New Emerson Office to Open

Another major development that started in 1995 and should be completed by early spring is the construction of our new Emerson office in downtown Palo Alto. The full-service office, our fourth, is designed to provide increased convenience for small businesses, professionals and other individuals in downtown Palo Alto and surrounding neighborhoods.

     In addition to offering business and consumer banking services, the Emerson office will serve as the headquarters for our fast-growing Trust Group, affording higher visibility and better access to the desirable Peninsula marketplace. We look forward to providing a quality banking and trust alternative in the Palo Alto marketplace.



                                  [PHOTOGRAPH]

When it opens in May, CNR's Emerson office, at 400 Emerson Street in Palo Alto, will serve the small businesses, professionals, and residents located in or near the downtown area.


Other key accomplishments in 1995 include:

     o Introduction of CNB Cash Manager, a PC-based cash management service that literally puts the bank at our clients' fingertips. The service was well received in 1995 and we expect significant growth in usage and added features during 1996.

     o Introduction of our Venture Sweep Account, which links a client's checking account to a series of investment funds to simplify corporate cash management requirements.

     o Upgrade of our computer system to support the needs of CNB and our clients into the next millennium.

     o Incorporation of leading edge technology in every facet of the bank's operations. For example, Venture Lending is on the Internet's World Wide Web, and everyone at the bank has access to e-mail over the Internet, thus improving our communications link with our clients.

Strengthening of Our Management Team

1995 was a very successful year for CNB in building its management team for the future. Steven C. Smith, Executive Vice President and Chief Financial Office was promoted to Chief Operating Officer to head CNB's Executive Management Committee in its commitment to improving operating results, continuing earning asset growth and quality client service. Steve's promotion opened the Chief Financial Officer position which was filled early January 1996 by Heidi Wulfe, a Certified Public Accountant with over 20 years of financial services experience. Ms. Wulfe was named Senior Vice President and Chief Financial Officer.

     These changes combined with the addition of David R. Hood, Executive Vice President and Senior Lending Officer and Hall Palmer, Executive Vice President and Senior Trust Officer had significantly added to the depth and quality of CNB's management team.

     In 1995, we overcame significant obstacles to maintain our growth and remain profitable. By continuing our focus on improving asset quality and taking advantage of opportunities when and where they arise, we are confident that we will continue to report significant improvements in 1996.



/s/  C. Donald Allen                              /s/  Glen McLaughlin

C. Donald Allen                                   Glen McLaughlin
President and Chief Executive Officer             Chairman

In mid-January, following a tradition established by founding chairman James Jackson, Glen McLaughlin stepped aside after a six-year term as chairman of the board. During his tenure from 1990 through 1995, he oversaw the growth of your company from one office to three and from $100 million to more than $250 million in assets. He also provided invaluable service to the bank and our shareholders, both in his official capacity as chairman and as a close personal friend. We shall miss his leadership of the board, but are pleased that he will continue to serve as a director.

     Glen will be replaced by John Gatto, a 10-year member of the board, who has chaired the Director's Loan Committee for the bank for 8 years. We look forward to the significant contributions John will make during his term.


                                        /s/  C. Donald Allen

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

                  Financial Condition and Results of Operations

                                BUSINESS OVERVIEW

Cupertino National Bancorp (the "Company") is a California corporation and bank holding company for Cupertino National Bank & Trust (the "Bank"), a national bank with headquarters in Cupertino, California and regional offices in San Jose and Palo Alto, California. Substantially all of the Company's consolidated net income, assets and equity are derived from its investment in the Bank.

         The Company's business strategy is to provide quality financial services to middle market and emerging growth businesses, real estate construction and development companies and individuals, executives and professionals located in Cupertino, San Jose, Palo Alto and the surrounding communities of Santa Clara and San Mateo Counties. The financial services include corporate and personal relationship banking, residential lending, SBA lending and personal and corporate trust services.

         The following discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the financial highlights presented elsewhere in this report.

                              RESULTS OF OPERATIONS

Net Income Summary

The Company ended 1995 with net income of $313,000, a decrease of 78% from 1994. Net income for 1994 of $1.4 million was a 59% increase over 1993's net income of $880,000. Net income per common and common equivalent share was $.16 in 1995, compared with $.76 in 1994 and $.50 in 1993. The return on average assets and average shareholders' equity were 0.14% and 1.71% in 1995, compared with 0.70% and 7.80% in 1994 and 0.50% and 5.70% in 1993, respectively.

         The decrease in net earnings in 1995 includes a loss of approximately $1.7 million related to a litigation settlement recorded in the second quarter of 1995 and approximately $500,000 in charges related to the closing of the mortgage division and the termination of merger discussions with another bank in the first quarter of 1995. Excluding these charges, net income for the year would have been $1.65 million. The increase in net income for 1994 was primarily due to an increase in net interest income in 1994 compared to 1993.

Net Interest Income

Net interest income for 1995 was $12.9 million, compared to $11.1 million in 1994, an increase of $1.8 million or 16.0%. Net interest income for 1994 increased $.9 million or 9% over the $10.2 million in 1993. Net interest income depends primarily on the volume of interest-earning assets and interest-bearing liabilities in relation to the net interest spread (the difference between the yield earned on the Company's interest-earning assets and the interest rate paid on the Company's interest-bearing liabilities) as well as the relative balances of interest-earning assets and interest-bearing liabilities. The smaller the level of interest-earning assets when compared to the level of interest-bearing liabilities, the greater the interest rate spread must be in order to achieve positive net interest income. For 1995, the Company had $211.3 million of average interest-earning assets compared to $179.9 million in 1994 and $165.1 million in 1993.

         The following table displays the components of the Company's interest rate spread on interest bearing funds and the effective yield for each period.

For the Years Ended December 31                 1995         1994         1993
--------------------------------------------------------------------------------
Average rate for the period:
Interest-earning assets                         9.61%        8.54%        8.07%
Interest-bearing liabilities                    4.56%        3.30%        2.85%
                                        ----------------------------------------
Spread on interest-bearing funds                5.05%        5.24%       5.22%
Contribution of interest-free funds             1.07%        0.92%        0.94%
                                        ----------------------------------------
Effective yield for the period                  6.12%        6.16%        6.16%
                                        ----------------------------------------

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

         The effective yield in 1995 was 6.12% compared to 6.16% in 1994 and in 1993. The average rate on interest-earning assets increased from 8.54% in 1994 to 9.61% in 1995, an increase of 107 basis points. The average rate on interest-bearing liabilities increased to 4.56% in 1995 from 3.30% in 1994, an increase of 126 basis points. The increase in the average rate of interest-earning assets due to the increased volume of loans and securities, and the higher interest rates received on these assets, were partly offset by higher interest expense rates on increased volumes of deposits and other short term borrowings.

         The following table presents, for the periods indicated, the Company's total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant costs, expressed both in dollars and rates. The table also sets forth the net interest income and the net earning balance for the periods indicated.

                          INTEREST RATE SPREAD ANALYSIS

Years Ended December 31,                                  1995                         1994                          1993
                                            ----------------------------  ---------------------------   ----------------------------

                                                                 Average                      Average                        Average

                                             Average             Yield/   Average              Yield/   Average               Yield/

(Dollars in thousands)                      Balance(1)  Interest   Rate   Balance(1) Interest    Rate    Balance(1) Interest    Rate

------------------------------------------------------------------------------------------------------------------------------------


Interest-earning assets:
  Loans(2)                                   $146,650   $16,158  11.02%   $127,264   $12,608    9.91%    $127,210   $11,895    9.35%

  Investment securities, short term
    investments and cash equivalents           64,613     4,135   6.40%     52,664     2,753    5.23%      37,913     1,438    3.79%

                                            ----------------------------------------------------------------------------------------

       Total interest-earning assets(3)       211,263    20,293   9.61%    179,928    15,361    8.54%     165,123    13,333    8.07%

Noninterest-earning assets                     18,640                       18,234                         18,174
                                            ----------------------------------------------------------------------------------------

  Total assets                               $229,903   $20,293   8.83%   $198,162   $15,361    7.75%    $183,297   $13,333    7.27%

                                            ========================================================================================

Interest-bearing liabilities:
Deposits:
  NOW and MMDA                               $ 96,772   $ 3,868   4.00%   $ 75,062   $ 2,192    2.92%    $ 66,820   $ 1,755    2.63%

  Savings deposits                              6,052       202   3.34%      6,885       177    2.57%       6,677       255    3.82%

  Time deposits                                45,284     2,440   5.39%     40,010     1,528    3.82%      37,494     1,146    3.06%

                                            ----------------------------------------------------------------------------------------

       Total Deposits                         148,108     6,510   4.40%    121,957     3,897    3.20%     110,991     3,156    2.84%

Borrowings                                     13,334       844   6.33%      7,788       382    4.90%         288        10    3.47%

                                            ----------------------------------------------------------------------------------------

       Total interest-bearing liabilities     161,442     7,354   4.56%    129,745     4,279    3.30%     111,279     3,166    2.85%

                                            ----------------------------------------------------------------------------------------

Noninterest-bearing deposits                   49,289                       50,428                         55,685
Other noninterest-bearing liabilities             846                          579                            996
Total noninterest-bearing liabilites           50,135                       51,007                         56,681
Shareholders' equity                           18,326                       17,410                         15,337
                                            ----------------------------------------------------------------------------------------

  Total liabilities and
    shareholders' equity                     $229,903     7,354   3.20%   $198,162     4,279    2.16%     183,297     3,166    1.73%

                                            ========================================================================================

Net interest income; Interest rate spread(4)            $12,939   5.05%              $11,082    5.24%               $10,167    5.22%

                                            ========================================================================================

Net earning balance; Net yield
     on interest-earning assets(3)           $ 49,821             6.12%   $ 50,183              6.16%    $ 53,844              6.16%

                                            ========================================================================================


(1) Average balances are computed using an average of the daily balances during the period.

(2) Non-accrual loans are included in the average balance column; however, only collected interest is included in the interest column.

(3) The net yield on interest-earning assets during the period equals (a) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (b) average interest-earning assets for the period.

(4) Loan fees totaling $969, $870 and $790 are included in loan interest income for the years 1995, 1994 and 1993, respectively.

                           CUPERTINO NATIONAL BANCORP


         The most significant impact on the Company's net interest income between periods is derived from the interaction of change in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in the net interest income between periods.

         The following table presents the dollar amount of certain changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities and the difference attributable to changes in average rates and volumes for the periods indicated.

                          RATE/VOLUME VARIANCE ANALYSIS

                                                       Year Ended December 31, 1995                 Year Ended  December 31, 1994
                                                     compared with December 31, 1994               compared with December 31, 1993
                                                          favorable (unfavorable)                     favorable (unfavorable)
                                                   -----------------------------------            ----------------------------------

(Dollars in thousands)(1)                           Volume         Rate           Net             Volume        Rate           Net
------------------------------------------------------------------------------------------------------------------------------------

Interest income on loans                           $ 2,136       $ 1,414       $ 3,550            $   5       $   708       $   713
Interest income on investment
    securities, short-term invest-
    ments and cash equivalents                         765           617         1,382              771           544         1,315
                                                   ---------------------------------------------------------------------------------

Total interest income                                2,901         2,031         4,932              776         1,252         2,028
                                                   ---------------------------------------------------------------------------------

Interest expense on deposits
     NOW and MMDA                                     (868)         (808)       (1,676)            (241)         (196)         (437)

     Savings deposits                                   28           (53)          (25)              (5)           83            78
     Time deposits                                    (284)         (628)         (912)             (96)         (286)         (382)
                                                   ---------------------------------------------------------------------------------

Interest expense on deposits                        (1,124)       (1,489)       (2,613)            (342)         (399)         (741)

Interest expense on borrowings                        (351)         (111)         (462)            (368)           (4)         (372)

                                                   ---------------------------------------------------------------------------------

   Total interest expense                           (1,475)       (1,600)       (3,075)            (710)         (403)       (1,113)

                                                   ---------------------------------------------------------------------------------

Increase in net interest income                    $ 1,426       $   431       $ 1,857            $  66       $   849       $   915
                                                   =================================================================================


(1) In this analysis, the unallocated change due to the volume/rate variance has been allocated to volume.

         The Company has non-interest bearing liabilities on which it pays for certain client services expense. These expenses include messenger, check supplies and other related items and are included in operating expenses. If these costs had been included in interest expense, the impact of these expenses on the Company's net interest spread and net yield on interest earning assets would have been as follows:

(Dollars in thousands) Years Ended December 31      1995       1994        1993
--------------------------------------------------------------------------------
Non-interest bearing demand deposits              $49,289    $50,428     $55,685
Client Service expense(1)                             337        376         478
Client Service cost annualized                      0.68%      0.75%       0.86%
Impact on Net Yield

Net yield on interest earning assets                6.12%      6.16%       6.16%
Impact of client services                           (.16)      (.21)       (.29)
                                                  ------------------------------
Adjusted net yield(2)                               5.96%      5.95%       5.87%
                                                  ------------------------------

(1) Included in client services expense are $18,000, $94,000 and $187,000 for 1995, 1994 and 1993, respectively, related to a title company which is considered to be a related party.

(2) Non-interest bearing liabilities are included in the cost of funds calculation to determine adjusted net yield on interest-earning assets.

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

         The impact on the net yield on interest earning assets is caused by off-setting net interest income by the cost of client service expenses, which reduces the yield on interest earning assets. The cost for client service expense is trending down and reflects the Company's efforts in managing its client service expense and also reflects a lower earnings credit rate.

         The trend of interest rates in the economy continued to move downward during the last half of 1995. This trend may continue during the first half of 1996 and then level off, as the Federal Reserve Board attempts to curb inflation without limiting growth. If interest rates remain relatively flat, the Bank's net interest margin should remain stable. However, as interest rates move downward, net interest income is negatively impacted. The increase in net interest income in 1995 was mainly due to an increase in the loan and investment portfolios' interest income, net of the related funding cost. The increase in net interest income in 1994 was primarily due to an increased volume of interest earning assets, as well as an increase in the spread between the average rates received on interest earning assets and the average rates paid on interest bearing liabilities.

         Average earning assets were $212.9 million in 1995, compared to $179.9 million in 1994, and $165.1 million in 1993. The growth in earning assets was concentrated in the loan portfolio as the Bank focused its efforts in deploying the Bank's funds into loans because of the higher returns than could be achieved on alternative investment opportunities. Average loans increased in 1995 to $146.7 million from $127.3 million in 1994 and $127.2 million in 1993. Average securities also increased in 1995 to $64.6 million from $52.7 million in 1994 and $37.9 million in 1993.

         The average yield on loans was 11.02% in 1995, compared to 9.91% in 1994 and 9.35% in 1993. The yield on loans increased due to the mix and volume of loans and improved pricing on loan products. The Company experienced loan growth in all loan categories in 1995, most notably in real estate term and construction lending which accounted for $15.7 million or 52% of the increase. In 1994, the Company's mix of loans was relatively stable when compared to 1993. The Company anticipates that construction activity will continue to improve with the local economy in 1996 and that real estate term and construction lending volumes will increase in 1996.

         Other earning assets consist of investment securities, overnight federal funds sold, and other short-term investments, such as banker's acceptances and commercial paper. These investments are maintained to provide diversity and stability to the Bank's income stream, as well as to meet the liquidity requirements of the Bank and to meet pledging requirements on certain deposits. These investments typically have a lower yield than loans. The average yield on other earning assets increased to 6.40% in 1995 from 5.23% in 1994 and from 3.79% in 1993, as the Company adjusted the composition of its investment portfolio to improve net interest income and slightly extended the average maturity of the investment portfolio.

         Interest expense increased during 1995 to $7.4 million from $4.3 million in 1994, compared to $3.2 million in 1993. The increase in 1995 was due to both higher rates and increased volumes of interest bearing deposits and borrowings. Average interest bearing deposits increased by $26.2 million in 1995 compared to an $11.0 million increase in 1994, while average borrowings increased by $5.5 million in 1995 compared to 7.5 million in 1994.

         Non-interest bearing liabilities averaged $50.1 million in 1995, compared with $51.0 million in 1994, and $56.7 million in 1993.

Provision for Loan Losses

The provision for loan losses is the annual cost of providing an allowance or reserve for future losses on loans. The loan loss provision amount for each year is dependent on many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in the Bank's market area. The Bank performs a monthly assessment of the risk inherent in its loan portfolio, as well as a detailed review of each asset determined to have identified weaknesses. Based on this analysis, which includes reviewing historical loss trends, current economic conditions, industry concentrations and specific reviews of assets classified with identified weaknesses, the Bank provides reserves for potential losses. The reserves have specific allocations for credits where the probability of a loss can

                           CUPERTINO NATIONAL BANCORP


be defined and reasonably determined, while the balance of the reserve allocations are based on historical data, delinquency trends, economic conditions in the Bank's market area and industry averages. The provision for loan losses in 1995 was $681,000 compared to $1.6 million in 1994 and $1.7 million in 1993. The decrease in the provision for loan losses in 1995 reflects the Bank's improved credit quality, as it continued to experience reductions in classified and non-performing assets. The larger loan loss provisions in 1994 and 1993 when compared to 1995 reflected the weakness in the economic conditions within the Bank's market area and the credit risk inherent in its loan portfolio during that time period.

Other Income

Total other income decreased to $1.9 million in 1995 compared to $3.1 million in 1994 and to $3.2 million in 1993. Other income consists of depositor service charges, fees received for services provided or obtained in the loan approval process, fees received for trust services, the net premium and servicing value recognized upon the sale of the guarantee portion of SBA loans, revenue from the origination and sale of residential mortgages and other miscellaneous income. The following table summarizes the sources of other income in the years indicated:

(Dollars in thousands)                           1995         1994         1993
--------------------------------------------------------------------------------
Gain on sale of mortgage loans                 $  137       $  993       $1,525
Gain on sale of SBA loans                         366          685          435
Trust fees                                        710          593          494
Loan documentation fees, net                      103          276          284
Depositor service fees                            291          267          252
Other                                             295          265          164
                                              ----------------------------------
Total                                          $1,902       $3,079       $3,154
                                              ==================================

         The largest portion of the decrease in other income in 1995 and 1994 is due to the decline in the activities of the mortgage banking business unit. The division generated $137,000 in gains on the sale of mortgage loans in 1995, compared to $993,000 in 1994 and $1,525,000 in 1993. In early 1995, the Company determined to close the mortgage banking business unit due to the sharp rise in interest rates during 1994 and the impact the rate rise had on fundings.

         Loan documentation income, which represents the charge to clients for expenses incurred by the Bank to document and process loans, decreased to $103,000 for 1995, as compared to $276,000 in 1994 and $284,000 in 1993. The decrease in 1995 as compared to 1994, is primarily attributable to a reduction in the quantity of loan originations from the mortgage banking business unit during 1995.

         Fees received by the Trust Department of the Bank increased to $710,000 in 1995, as compared to $593,000 in 1994, and $494,000 in 1993. Trust fees for 1995 increased by 20% over 1994 as the Trust Department had approximately $275 million in total assets at December 31, 1995, compared with approximately $157 million in 1994 and approximately $118 million in 1993. The increase in trust fee income is directly related to the Company's decision to increase its investment in the trust business. During 1995, the Company added several new trust employees who generated over $100 million in new trust business. It is anticipated they will continue to be successful in increasing their trust relationships in 1996.

         Premiums recognized on the sale of SBA loans decreased to $366,000 for 1995 as compared to $685,000 for 1994, and $435,000 in 1993. This was offset by increased interest income on SBA loans retained and reflected a change in the guarantee percentage pledged by the SBA, along with a reduction in premiums on loans sold.

         Service charges on depositor accounts increased to $291,000 in 1995 compared to $267,000 in 1994 and $252,000 in 1993. The increase is attributable to the growth of new deposit relationships since 1993.

Operating Expenses

Operating expenses totaled $13.7 million for 1995, compared to $10.4 million for 1994 and $10.2 million for 1993. The ratio of operating expenses to average assets for these periods was 6.0%, 5.3%, and 5.6%, respectively.

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

         The following table represents the major components of operating expenses for the years ended December 31:

(Dollars in thousands)                               1995        1994       1993
--------------------------------------------------------------------------------
Compensation & benefits                          $  6,704    $  5,724   $  5,014
Occupancy & equipment                               1,687       1,400      1,226
Professional services and legal costs               2,681         911      1,379
FDIC Insurance and regulatory assessments             344         485        414
Other real estate, net                                 35          48        288
Other                                               1,902       1,500      1,425
                                                 -------------------------------
Total before client services                       13,353      10,068      9,746
Client services                                       337         376        478
                                                 -------------------------------
    Total                                        $ 13,690    $ 10,444   $ 10,224
                                                 ===============================
Efficiency ratio before client services            89.37%      71.10%     73.16%
                                                 ===============================
Efficiency ratio                                   91.63%      73.75%     76.75%
                                                 ===============================
Total operating expenses to average assets          5.96%       5.27%      5.58%
                                                 ===============================

         The efficiency ratio is computed by dividing total non-interest (or operating) expenses by net interest income and other income. An increase in the ratio indicates that more resources are being utilized to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratio for 1995 was 91.6% compared to 73.7% in 1994 and 76.7% in 1993. The sharp increase in the efficiency ratio in 1995 was a result of the litigation settlement, the expenses associated with the closing of the mortgage business unit and merger discussions with another bank in our market area. Without these charges, the noninterest expenses would have been $11.5 million with an efficiency ratio of 77.4%.

         Compensation expenses increased in 1995 to $6.7 million compared to $5.7 million in 1994 and $5.0 million in 1993, primarily due to the growth in the Bank's Trust and Venture Lending business units, combined with increased incentive payments for new business generated.

         Expenses for professional services, including legal, consulting and audit services, increased to $2.7 million in 1995, as compared to $911,000 in 1994 and $1.4 million in 1993. The increase in 1995 is attributed to the one-time charge of $1.7 million for a legal settlement related to trust department activities.

         Client service expenses decreased to $337,000 in 1995, compared to $376,000 in 1994 and $478,000 in 1993 as a result of a decrease in the volume of non-interest bearing demand deposits for which the Bank provides services.

         FDIC deposit insurance and OCC regulatory assessments decreased to $344,000 in 1995 compared to $485,000 in 1994, and $414,000 in 1993. FDIC insurance declined and is expected to decline in future years as the FDIC has lowered deposit insurance premiums, since the bank insurance fund was fully funded in March 1995.

         Other operating expenses increased by $402,000 in 1995 from 1994 primarily due to the one-time charge of closing the mortgage business unit and the increased lending volume, which increased related other operating expenses. The $75,000 increase from 1993 to 1994 was due to increased costs related to the lending and mortgage banking operations.

Income Taxes

The Company's income tax rate for 1995 was 33.4% compared 35.0% in 1994 and 37.5% in 1993. The effective rates in all years are lower than the statutory rates due primarily to the effect of the California Franchise Tax Enterprise Zone Credit and exempt interest income.

                            CUPERTINO NATIONAL BANK


                               FINANCIAL CONDITION

Assets

Total assets increased to $259.1 million in 1995, a 16.1% increase from the $223.1 million one year earlier, compared to an increase of 15.8% from $192.6 million in 1993. The increase in 1995 was primarily due to the increase in outstanding loans where the increase in 1994 was primarily due to the increase in securities.

Loans

Total gross loans, excluding loans held for sale, increased 22.5% to $164.2 million at December 31, 1995 compared to $134.0 million at December 31, 1994. Total loans increased 5.4% in 1994 from $127.1 million at year-end 1993. The significant increase in loan volume in 1995 is due to an improving economy coupled with an increased focus on loan growth.

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

         The following table presents the composition of the loan portfolio at the end of each of the last three years:

                                                 1995                              1994                               1993
                                       -----------------------           -----------------------           -------------------------

(DolLars in thousands)                   Amount           %                Amount            %                Amount           %
------------------------------------------------------------------------------------------------------------------------------------

Commercial                             $  88,646         55.2%           $  81,695         60.2%           $  77,699          59.1%
Real estate construction & land           23,889         14.9%              18,117         13.3%              19,090          14.5%
Real estate term                          23,026         14.3%              13,133          9.7%              12,075           9.2%
Consumer & other                          28,666         17.8%              21,059         15.5%              18,214          13.8%
                                       ---------------------------------------------------------------------------------------------

    Total loans, gross                   164,227        102.2%             134,004         98.7%             127,078          96.6%
Deferred fees and discounts                 (851)       (0.5)%                (847)       (0.6)%                (923)        (0.7)%
                                       ---------------------------------------------------------------------------------------------

    Total loans, net of deferred fees    163,376        101.7%             133,157         98.1%             126,155          95.9%
Allowance for loan losses                 (2,683)       (1.7)%              (2,918)       (2.1)%              (2,247)        (1.7)%
                                       ---------------------------------------------------------------------------------------------

    Net loans                            160,693        100.0%             130,239         96.0%             123,908          94.2%
Loans held for sale                           --           --                5,383          4.0%               7,625           5.8%
                                       ---------------------------------------------------------------------------------------------

    Total loans                         $160,693        100.0%            $135,622        100.0%            $131,533         100.0%
                                       =============================================================================================


Credit Quality

One of the Bank's objectives is to limit the risk inherent in its loan portfolio through stringent loan policies and continuous loan review procedures. The loan policy of the Bank is approved each year by its Board of Directors and is managed through periodic reviews of such policies in relation to current economic activity and the degree of risk (both credit and interest rate) in the current portfolio. The Director's Loan Committee supervises the lending activities of the Bank. This committee consists of three outside directors, the Chairman/CEO, the Executive Vice President/Senior Loan Officer, Senior Vice President/Commercial Manager and the Senior Vice President/Credit Administration. The officers in this group make up the Officer's Loan Committee. Loan requests exceeding individual officer approval limits are submitted to the Officer's Loan Committee, and those which exceed its limits are submitted to the Director's Loan Committee for final approval.

         The Bank has an active credit administration function which includes, in addition to internal reviews, the regular use of an outside loan review firm to review the quality of the loan portfolio. Senior management and the Director's Loan Committee actively review and monitor problem loans on a regular basis.

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

         Management generally places loans on non-accrual when they become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed from income. Loans are charged off when management determines that collection has become unlikely. Restructured loans are those where the Bank has granted a concession on the interest paid or original repayment terms due to financial difficulties of the borrower. Other real estate owned consists of real property acquired through foreclosure on the related collateral underlying defaulted loans. The following table summarizes non-accrual loans, loans past due 90 days and still accruing, restructured loans, and other real estate owned at December 31:

(Dollars in thousands)                                                             1995         1994         1993
-----------------------------------------------------------------------------------------------------------------
Non-performing assets
    Non-accrual loans                                                            $2,513       $3,244      $   997
    Accruing loans past due 90 days or more                                         830        1,371        1,903
    Restructured loans                                                               --           --           --
    Other real estate owned                                                          --          375          618
                                                                                ---------------------------------
          Total non-performing assets                                            $3,343       $4,990       $3,518
                                                                                ---------------------------------
Ratio of the allowance for loan losses to
    total non-performing assets                                                     80%          58%          64%

The following table details the Bank's classified assets for the years ended December 31:

(Dollars in thousands)                                                             1995         1994         1993
-----------------------------------------------------------------------------------------------------------------
Classified assets
    Loans
          Substandard                                                            $7,277      $10,927     $  9,885
          Doubtful                                                                  601        1,781          942
          Loss                                                                       --           --           --
                                                                                ---------------------------------
              Total                                                               7,878       12,708       10,827
     OREO                                                                            --          375          618
                                                                                ---------------------------------
    Total classified assets                                                      $7,878      $13,083      $11,445
                                                                                ---------------------------------
Ratio of classified assets to:
    Total assets                                                                   3.0%         5.9%         5.9%
    Total loans and OREO                                                           4.8%         9.4%         8.5%
Ratio of allowance for loan losses to classified assets                           34.1%        22.3%        19.6%
                                                                                =================================

         Total non-performing assets declined to $3.3 million at December 31, 1995 from $5.0 million at December 31, 1994. In addition, total classified assets declined to $7.9 million from $13.1 million during the same time period. The allowance for loan losses represented 80.2% of non-performing assets at December 31, 1995, compared to 58.5% at December 31, 1994. The significant improvement in the credit quality in 1995 is a reflection of an improving economy coupled with the focused effort of the Company to reduce the level of problem assets.

                           CUPERTINO NATIONAL BANCORP


The following table summarizes activity in the allowance for loan losses for the past three years.

                         SUMMARY OF LOAN LOSS EXPERIENCE

(Dollars in thousands) Years ended December 31,                                     1995                1994                1993
------------------------------------------------------------------------------------------------------------------------------------

Loans, net of unearned income:
    Average outstanding during period                                            $ 145,940           $ 127,264           $ 127,210
                                                                                 ---------------------------------------------------

Allowance for loan losses:
    Balance at beginning of period                                               $   2,918           $   2,247           $   1,748
Charge-offs:
    Commercial                                                                        (973)               (748)             (1,069)
    Real estate - construction                                                          --                (123)                 --
    Real estate - term                                                                  --                  --                  --
    Consumer - installment                                                            (101)               (141)               (159)
                                                                                 ---------------------------------------------------

          Total                                                                     (1,074)             (1,012)             (1,228)
Recoveries:
    Commercial                                                                         156                  57                  --
    Real estate - construction                                                          --                  --                  --
    Real estate - term                                                                  --                  --                  --
    Consumer - installment                                                               2                   6                  48
                                                                                 ---------------------------------------------------

          Total                                                                        158                  63                  48
                                                                                 ---------------------------------------------------

    Net charge-offs                                                                   (916)               (949)             (1,180)
Provision charged to income                                                            681               1,620               1,679
                                                                                 ---------------------------------------------------

Balance at end of period                                                         $   2,683           $   2,918           $   2,247
                                                                                 ===================================================

Net charge-offs to average loans outstanding during period                            0.63%               0.75%               0.93%
                                                                                 ===================================================

Allowance as a percentage of loans                                                    1.64%               2.09%               1.67%
                                                                                 ===================================================


         Management considers changes in the size and character of the loan portfolio, changes in non-performing and past due loans, historical loan loss experience, and the existing and prospective economic conditions when determining the adequacy of the loan loss reserve. The allowance for loan losses decreased at December 31, 1995 to 1.64% of average outstanding loans compared to 2.09% at December 31, 1994 and 1.67% at December 31, 1993. The following table details the allocation of the allowance for loan losses:

                                                         1995                           1994                         1993
                                                ----------------------        ----------------------        ------------------------

                                                           Percent of                     Percent of                     Percent of
(Dollars in thousands)                            Amount   Total Loans        Amount     Total Loans         Amount      Total Loans

------------------------------------------------------------------------------------------------------------------------------------

Commercial                                      $1,057         0.65%          $1,834         1.32%          $1,496          1.11%
Real estate - construction                         153         0.09%             180         0.13%             308          0.23%
Real estate - term                                 696         0.43%             132         0.09%             391          0.29%
Consumer installment                               273         0.17%             273         0.19%              10          0.01%
Loans held for sale                                 --           --%              14         0.01%              27          0.02%
Unallocated - deferred fees, commit-
    ments and loss reserves                        504         0.30%             485         0.35%              15          0.01%
                                                ------------------------------------------------------------------------------------

Total                                           $2,683         1.64%          $2,918         2.09%          $2,247          1.67%
                                                ====================================================================================


         Although management believes that the allowance for loan losses is adequate, future provisions will be subject to continuing evaluations of the inherent risk in the portfolio and if the economy declines or asset quality deteriorates, additional provisions could be required.

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

Deposits

Deposits reached $236.1 million at December 31, 1995, an increase of 26.5% as compared to deposits of $186.7 at December 31, 1994. In 1994, deposits increased 6.3% from $175.7 million at December 31, 1993.

         Total average deposits increased 14.5% to $197.2 million for 1995 compared to an average of $172.4 million for 1994. In 1994, average deposits increased 3.5% over average deposits of $166.6 million in 1993. The increase in deposits was due to the continued marketing efforts directed at commercial business clients and the continued growth in the Bank's regional offices in San Jose and Palo Alto.

         Non-interest bearing deposits were $59.0 million at December 31, 1995 compared to $53.9 million at December 31, 1994 and $62.8 million at December 31, 1993. Average non-interest bearing deposits in 1995 were $49.3 million compared to $50.4 million in 1994 and $55.8 million in 1993. As its regional offices expand, the Bank anticipates this funding source to increase.

         Money market and other interest-bearing demand accounts reached $124.1 million at year end 1995, an increase of 51.5% from the prior year. Money market and other interest-bearing demand deposits of $81.9 million at December 31, 1994 were up 34.7% from $60.8 million at December 31, 1993. The continued efforts by the Bank to market these low cost deposit products accounts for the continued growth.

         Time certificates of deposit of more than $100,000, savings and other time deposits totaled $52.9 million or 22.4% of total deposits at December 31, 1995 compared to $50.9 million or 27.3% of total deposits at December 31, 1994 and $45.4 million or 25.8% of total deposits at December 31, 1993.

Liquidity and Other Borrowings

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

         The primary function of asset and liability management is not only to assure adequate liquidity in order for the Bank to meet the needs of its client base, but to maintain an appropriate balance between interest-sensitive assets and liabilities so that the Bank can also meet the return on investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements. Contingency plans exist and could be implemented on a timely basis to minimize any risk associated with dramatic changes in market conditions, including the Bank's $17 million in federal fund purchase lines which provide back-up liquidity, $100 million in institutional deposit or brokered deposit lines and $60 million in reverse repurchase lines. All of these sources combine to provide a solid liquidity base for growth. As of December 31, 1995, the Bank had $10.0 million in institutional deposits outstanding and no outstanding federal funds purchased.

         The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of loans held for sale. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding. The liability portion of the balance sheet provides liquidity through clients' interest bearing and non-interest bearing deposit accounts. Federal funds purchased and other short term borrowings are additional sources of liquidity and represent the Company's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

Interest Rate Risk Management

Interest rate risk management is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics

                           CUPERTINO NATIONAL BANCORP


during periods of changes in market interest rates. Effective interest rate risk management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons: one day or immediate, two days to six months, seven to twelve months, one to three years, three to five years, over five years and on a cumulative basis. The differences are known as interest sensitivity gaps. The following table shows interest sensitivity gaps for different intervals as of December 31, 1995:

                          INTEREST SENSITIVITY ANALYSIS

Repricing Periods                                                                                               Total
                               Immediate   2 Days To    Months    >1 Year    > 3 Yrs              Total Rate   Non-Rate
(Dollars in thousands)          One Day     6 Months     7-12     to 3 Yrs   to 5 Yrs    > 5 Yrs   Sensitive   Sensitive    Total
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Cash and due from banks                                                                                   --    $ 16,207  $  16,207
Short term investments          $ 12,900                                                            $ 12,900                 12,900
Investment securities                       $  8,476    $ 9,009    $ 7,986    $ 9,823    $20,786      56,080         969     57,049
Loans                            131,621       2,355      3,040      7,564      4,098     12,329     161,007       3,220    164,227
Loan loss/unearned fees                                                                                   --      (3,534)    (3,534)
Other assets                                                                                              --      12,250     12,250
                                ----------------------------------------------------------------------------------------------------

Total assets                     144,521      10,831     12,049     15,550     13,921     33,115     229,987      29,112    259,099
                                ====================================================================================================


Liabilities and Equity:
Deposits
       Demand                                                                                             --      58,986     58,986
       NOW, MMDA, and savings    132,174                                                             132,174                132,174
       Time deposits                          36,493      2,823      5,602         16                 44,934                 44,934
Subordinated debt                                                                          3,000       3,000                  3,000
Other liabilities                                                                                         --       1,333      1,333
Shareholders' equity                                                                                      --      18,672     18,672
                                ----------------------------------------------------------------------------------------------------

Total liabilities and equity     132,174      36,493      2,823      5,602         16      3,000     180,108      78,991    259,099
                                ====================================================================================================

Gap                             $ 12,347    $(25,662)   $ 9,226    $ 9,948    $13,905    $30,115    $ 49,879    $(49,879)  $     --
Cumulative Gap                  $ 12,347    $(13,315)   $(4,089)   $ 5,859    $19,764    $49,879    $ 49,879    $     --   $     --
Cumulative Gap/total assets        4.77%      (5.14)%    (1.58)%     2.26%      7.63%     19.25%      19.25%          --         --

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

         Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis table. These prepayments may have significant effects on the Bank's net interest margin. Because of these factors, an interest sensitivity gap report may not provide a complete assessment of the Bank's exposure to changes in interest rates.

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

Capital Resources

Shareholders' equity at December 31, 1995 increased to $18.7 million from $18.0 million at December 31, 1994 and from $16.2 million at December 31, 1993. During 1995, the Company paid a 10% stock dividend and two cash dividends of $.10 per share each.

         The Company believes that a strong capital position is vital to the continued profitability of the Company, and promotes depositor and investor confidence, while providing a solid foundation for the future growth of the organization. The Company has provided the majority of its capital requirements through the retention of earnings.

         In the third quarter of 1995, the Company increased its capital base by successfully raising $3.0 million of subordinated debt which qualifies as Tier 2 Capital (see below). The private offering was subscribed substantially by the Company's directors, officers and other accredited investors of the Company.

         Under regulatory risk-based capital measures for banks and bank holding companies, a banking organization's reported balance sheet is converted to risk-based amounts by assigning each asset to a risk category, which is then multiplied by the risk weight for that category. Off-balance sheet exposures are converted to risk-based amounts through a two-step process. First, off-balance sheet assets and credit equivalent amounts (e.g., standby letters of credit) are multiplied by a credit conversion factor depending on the defined categorization of the particular item. The converted items are then assigned to a risk category that weights items according to their relative risk. The total of the risk weighted on- and off-balance sheet amounts represents a banking organization's risk-adjusted assets for purposes of determining capital ratios under the risk-based guidelines. Risk-adjusted assets can either exceed or be less than reported assets, depending on the risk profile of the banking organization.

         A banking organization's total qualifying capital includes two components, core capital (Tier 1 capital) and supplementary capital (Tier 2 capital). Core capital, which must comprise at least half of total capital, includes common stockholders' equity, qualifying perpetual preferred stock, and minority interests, less goodwill. Supplementary capital includes the allowance for loan losses (subject to certain limitations), other perpetual preferred stock, certain other capital instruments, and term subordinated debt. The Company's major capital components are stockholders' equity in core capital, and the allowance for loan losses and subordinated debt in supplementary capital.

         At December 31, 1995, the minimum risk-based capital requirements to be considered adequately capitalized are 4.0% for core capital and 8.0% for total capital. Federal banking regulators have also adopted leverage capital guidelines to supplement risk-based measures. The leverage ratio is determined by dividing Tier 1 capital as defined under the risk-based guidelines by average total assets (not risk-adjusted) for the preceding quarter. The minimum leverage ratio is 3.0%, although banking organizations are expected to exceed that amount by 1.0%, 2.0% or more, depending on their circumstances.

         Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC have adopted regulations, effective December 19, 1992, setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. The two highest levels recognized under these regulations are as follows:

                                            Tier 1          Total
                                          Risk-Based     Risk-Based    Leverage
                                         Capital Ratio  Capital Ratio    Ratio
--------------------------------------------------------------------------------
Well-capitalized                              6.0%          10.0%         5.0%
Adequately Capitalized                        4.0%           8.0%         4.0%

         At December 31, 1995, the Company's risk-based capital ratios were 9.2% for Tier I risk based capital and 11.9% for total risk-based capital, compared to 10.8% and 12.1% as of December 31, 1994, respectively. The Company's leverage ratio was 7.8% at December 31, 1995, compared to 8.4% at December 31, 1994. These ratios all exceeded the well-capitalized guidelines shown above.

                           CUPERTINO NATIONAL BANCORP


         The Company's capital ratios are indicated in the following table:


( Dollars in thousands)                                          1995       1994
--------------------------------------------------------------------------------
Tier 1 capital:
    Shareholders' equity                                     $ 18,672   $ 18,037
Tier 2 capital:
    Allowance for loan losses allowable for Tier 2 capital      2,541      2,082
    Subordinated debt                                           3,000         --
                                                             -------------------
    Total Risk Based Capital                                 $ 24,213   $ 20,119
                                                             -------------------
Risk-adjusted assets                                         $203,310   $166,552
                                                             ===================
Total assets                                                 $259,099   $223,144
                                                             ===================

Tier 1 capital/risk adjusted assets:
    Company's capital ratio                                     9.18%     10.80%
    Minimum regulatory requirement                              4.00%      4.00%
                                                             ===================
Total Risk-based capital/risk adjusted assets:
    Company's capital ratio                                    11.91%     12.10%
    Minimum regulatory requirement                              8.00%      8.00%
                                                             ===================
Tier 1 capital/total assets:
    Company's capital ratio                                     7.78%      8.40%
    Minimum regulatory requirement                              3.00%      3.00%
                                                             ===================

                                 BUSINESS RISKS

Certain characteristics and dynamics of the Bank's business and of the financial markets may create risks in the Bank's long-term success and its financial results. These risks include:

Geographic Concentration and Local Economy - All of the Bank's operations are located in Santa Clara County and San Mateo County in Northern California. As a result of the geographic concentration, the Bank's results of operation depend largely upon local economic conditions, which have been relatively volatile in the last few years. Accordingly, there can be no assurance that the Bank's existing and prospective clients will be responsive to, or have the need for, the services offered by the Bank. Further, no assurance can be given that the Bank will not be adversely affected if there were an economic downturn. An economic downturn could also produce a decline in real estate prices which would potentially have a material adverse effect on the Bank's lending activities and on the quality of the Bank's real estate loan portfolio.

Government Regulation and Recent Legislation - The Bank and its operations are subject to extensive state and federal supervision, regulation and legislation. The Bank cannot predict the precise impact of recent legislation, nor the probable course or impact of future legislation or regulatory actions affecting the financial services industry. Additionally, action taken to respond to budget deficits, such as a reduction in SBA funding, could adversely affect loan demand or the ability of potential borrowers to qualify for such loans.

Effects of Inflation, Interest Rate Changes - The impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because its assets and liabilities consist largely of monetary items. The most direct effect of inflation is higher interest rates. However, the Bank's earnings are affected by the spread between the yield on earning assets and rates paid on interest-bearing liabilities rather than the absolute level of interest rates. Additionally, there may be some upward pressure on the Company's operating expenses, such as adjustments in staff expense and occupancy

                           CUPERTINO NATIONAL BANCORP

                     Management's Discussion and Analysis of

              Financial Condition and Results of Operations (Cont.)

expense, based upon consumer price indices. In the opinion of management, inflation has not had a material effect on the consolidated results of operations over the last few years. Interest rates are highly sensitive to many factors which are beyond the control of the Bank. Changes in interest rates will influence the growth of loans, investments and deposits. and affect the rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in interest rates or monetary and fiscal policies are not predictable.

Competition -- The banking business in the Bank's market area is highly competitive with respect to both loans and deposits. Deregulation and continued advances in interstate banking may increase this competition, including by a number of institutions that have significantly greater financial resources than the Bank.

         This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements relate to expectations of the business environment in which the Bank operates, projections of future performance, perceived opportunities in the market and statements regarding the Bank's mission and vision. Actual results and conditions could differ materially from those contained in the forward-looking statements as a result of business risks identified above as well as the Company's ability to manage credit and fiduciary risks, control its cost, and attract and retain high quality personnel, while continuing to provide value-added, relationship-oriented banking services and competitive financial products.

                            ACCOUNTING PRONOUNCEMENTS

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (`SFAS') No. 114 "Accounting by Creditors for Impairment of a Loan", which was subsequently amended by SFAS No. 118. Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreements. SFAS No. 114 requires creditors to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral ("the value"). If the value of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize the impairment by creating a valuation allowance with a corresponding charge to bad debt expense. This statement also applies to restructured loans and loans previously accounted for as in-substance foreclosures. The Company adopted SFAS No. 114 on January 1, 1995. The adoption of SFAS No. 114 did not result in any additional provision for credit losses during 1995. Income recognition on impaired loans conforms to the method the Company uses for income recognition on nonaccrual loans.

                                 STOCK ACTIVITY

The common stock of the Company is traded on the NASDAQ National Market System under the symbol CUNB. There were 402 holders of record of the Company's common stock at December 31, 1995.

         The following table presents the high and low prices of the Company's common stock, as reported on the NASDAQ National Market System during 1995, 1994 and 1993 adjusted for the effect of stock dividends:

                                                 1995                       1994                      1993
                                         --------------------       -------------------       --------------------
Quarter                                     High          Low         High          Low         High           Low
------------------------------------------------------------------------------------------------------------------
First                                    $  9.03      $  9.01       $10.00        $8.81       $10.80         $7.56
Second                                   $  9.12      $  8.98       $10.38        $9.00       $10.80         $9.07
Third                                    $  9.64      $  9.48       $10.00        $9.00       $10.89         $9.52
Fourth                                   $ 12.06      $ 12.36       $10.00        $8.75       $10.80         $8.57

On May 30, 1995 and December 15, 1995, the Company paid a $.10 per share dividend to its shareholders.

                           CUPERTINO NATIONAL BANCORP

                          Consolidated Balance Sheets

(Dollars in thousands) December 31,                                         1995        1994
----------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                   $ 16,207   $  9,326
Federal funds sold                                                          12,900     10,400
                                                                          -------------------
      Cash and cash equivalents                                             29,107     19,726
Investment securities                                                       57,049     60,506
Loans, net                                                                 160,693    130,239
Loans held for sale                                                             --      5,383
                                                                          -------------------
    Total loans, net                                                       160,693    135,622
Premises and equipment, net                                                  1,917      1,434
Other real estate owned                                                         --        375
Interest receivables and other assets                                       10,333      5,481
                                                                          -------------------
       Total assets                                                       $259,099   $223,144
                                                                          ===================
Liabilities and Shareholders' Equity
Deposits:
    Demand, non-interest-bearing                                          $ 58,986   $ 53,880
    NOW                                                                     10,158      8,331
    Money Market Demand Accounts                                           114,021     73,623
    Savings                                                                  7,995      5,951
    Other time certificates                                                 17,830     19,417
    Time certificates, $100 and over                                        27,104     25,520
                                                                          -------------------
       Total deposits                                                      236,094    186,722
Other borrowings                                                                --     17,256
Subordinated debt                                                            3,000         --
Other liabilities                                                            1,333      1,129
                                                                          -------------------
       Total liabilities                                                   240,427    205,107

Commitments (Note 12)

Shareholders' Equity
Preferred stock, no par value: 4,000,000 shares authorized; none issued
Common stock, no par value: 6,000,000 shares authorized; shares
    outstanding: 1,808,828 in 1995 and 1,557,008 in 1994                    17,680     14,901
Retained earnings                                                              992      3,136
                                                                          -------------------
       Total shareholders' equity                                           18,672     18,037
                                                                          -------------------
       Total liabilities and shareholders' equity                         $259,099   $223,144
                                                                          ===================

See notes to consolidated financial statements

                           CUPERTINO NATIONAL BANCORP

                      Consolidated Statements of Operations


(Dollars in thousands, except per share amounts) For the years ended December 31,        1995               1994              1993
------------------------------------------------------------------------------------------------------------------------------------


Interest Income:
Interest on loans                                                                      $16,158            $12,608            $11,895
Interest on investment securities:
    Taxable                                                                              3,582              2,451                830
    Non-taxable                                                                             43                 94                145
                                                                                       ---------------------------------------------

          Total investment securities                                                    3,625              2,545                975
Other interest income                                                                      510                208                463
                                                                                       ---------------------------------------------
    Total interest income                                                               20,293             15,361             13,333
                                                                                       ---------------------------------------------

Interest Expense:
Interest on deposits                                                                     6,510              3,897              3,156
Interest on short-term borrowings                                                          769                382                 10
Interest on subordinated debt                                                               75                 --                 --
                                                                                       ---------------------------------------------

    Total interest expense                                                               7,354              4,279              3,166
                                                                                       ---------------------------------------------
      Net interest income                                                               12,939             11,082             10,167
Provision for loan losses                                                                  681              1,620              1,679
                                                                                       ---------------------------------------------
Net interest income after provision for loan losses                                     12,258              9,462              8,488
                                                                                       ---------------------------------------------

Other Income:
Gain on sale of mortgage loans                                                             137                993              1,525
Gain on sale of SBA loans                                                                  366                685                435
Trust fees                                                                                 710                593                494
Loan documentation fees, net                                                               103                276                284
Depositor service fees                                                                     291                267                252
Other                                                                                      295                265                164
                                                                                       ---------------------------------------------
    Total other income                                                                   1,902              3,079              3,154
                                                                                       ---------------------------------------------

Operating Expenses:
Compensation and benefits                                                                6,704              5,724              5,014
Occupancy and equipment                                                                  1,687              1,400              1,226
Professional services and legal costs                                                    2,681                911              1,379
FDIC insurance and regulatory assessments                                                  344                485                414
Client services                                                                            337                376                478
Other real estate, net                                                                      35                 48                288
Other                                                                                    1,902              1,500              1,425
                                                                                       ---------------------------------------------
    Total operating expenses                                                            13,690             10,444             10,224
                                                                                       ---------------------------------------------
       Income before income tax expense                                                    470              2,097              1,418
    Income tax expense                                                                     157                734                538
                                                                                       ---------------------------------------------
Net Income                                                                             $   313            $ 1,363            $   880
                                                                                       =============================================
Net income per common and common equivalent share                                      $  0.16            $  0.76            $  0.50
                                                                                       =============================================

See notes to consolidated financial statements.

                           CUPERTINO NATIONAL BANCORP

                 Consolidated Statements of Shareholders' Equity


For the years ended December 31, 1995, 1994 and 1993                   Common Stock         Unrealized     Retained    Shareholders'

(Dollars in thousands)                                              Shares       Amount        Gains       earnings      equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1993                                          1,248,246    $  11,984                  $   3,190     $ 15,174
Stock options exercised                                              16,472          106                         --          106
Stock issued in Employee Stock Purchase Plan                          7,604           63                         --           63
Two 5% stock dividends - fractional shares paid in cash             129,504        1,429                     (1,433)          (4)
Net income                                                               --           --                        880          880
                                                                  --------------------------------------------------------------
Balance, December 31, 1993                                        1,401,826       13,582                      2,637       16,219
Stock options exercised                                              74,468          543                         --          543
Stock issued in Employee Stock Purchase Plan                          8,238           69                         --           69
Two 5% stock dividends - fractional shares paid in cash              72,476          707                       (708)          (1)
Cash dividend $.10 per share                                             --           --                       (156)        (156)
Net Income                                                               --           --                      1,363        1,363
                                                                  --------------------------------------------------------------
Balance, December 31, 1994                                        1,557,008       14,901                      3,136       18,037
Stock options exercised                                              68,851          418                         --          418
Stock issued in Employee Stock Purchase Plan                         10,472           80                         --           80
Stock issued in 401K Plan                                             8,257           95                         --           95
Two $.10 cash dividends                                                  --           --                       (324)        (324)
10% stock dividend                                                  164,240        2,135                     (2,135)          --
Cash paid in lieu of fractional shares                                   --           --                         (3)          (3)
Disqualifying disposition of common stock                                --           13                         --           13
Nonqualified stock option exercises                                      --           38                         --           38
Unrealized gain on available for sale securities                         --           --    $       5            --            5
Net Income                                                               --           --           --           313          313
                                                                  --------------------------------------------------------------
Balance, December 31, 1995                                        1,808,828    $  17,680    $       5     $     987     $ 18,672
                                                                  ==============================================================


See notes to consolidated financial statements

                           CUPERTINO NATIONAL BANCORP

                      Consolidated Statements of Cash Flows


(Dollars in thousands) For the years ended December 31,                         1995        1994         1993
---------------------------------------------------------------------------------------------------------------
Cash Flows -- Operating Activities:

    Net Income                                                             $     313    $   1,363    $     880
    Reconciliation of net income to net cash from operations:
          Provision for loan losses                                              681        1,620        1,679
          Depreciation and leasehold amortization                                580          490          477
          Deferred income taxes                                                  371          128         (246)
          Accrued interest receivables and other assets                       (1,479)        (255)        (627)
          Accrued interest payables and other liabilities                        204          514         (187)
          Deferred loan fees and discounts, net                                   (4)         (76)         229
          Proceeds from sale of loans held for sale                           16,364      125,342      152,982
          Origination of loans for resale                                    (10,981)    (123,100)    (151,518)
          Other real estate owned, net                                            --           48          221
                                                                           -----------------------------------
Operating cash flows, net                                                      6,049        6,074        3,890
                                                                           -----------------------------------
Cash Flows -- Investing Activities:
    Maturities of investment securities and other short-term investments
          Held-to maturity                                                    26,090       12,983       31,125
    Purchase of investment securities and other short-term investments
          Held to maturity                                                   (19,104)     (34,050)     (42,983)
           Available for sale                                                 (3,524)          --           --
    Loans, net                                                               (31,131)      (8,250)      (8,157)
    Investment in other real estate owned                                         --           --         (219)
    Sale of other real estate owned                                              375          576        3,097
    Premises and equipment                                                    (1,063)        (516)        (850)
    Purchase of insurance policies                                            (3,744)          --       (2,175)
    Other, net                                                                    --           21           --
                                                                           -----------------------------------
Investing cash flows, net                                                    (32,101)     (29,236)     (20,162)
                                                                           -----------------------------------
Cash Flows -- Financing Activities:
    Net change in non-interest-bearing deposits                                5,106       (8,871)         458
    Net change in interest-bearing deposits                                   44,266       19,853       18,732
    Net change in short-term borrowings                                      (17,256)      17,256           --
    Subordinated debt issued                                                   3,000           --           --
    Proceeds fron the sale of stock                                              644          457          169
    Fractional shares paid in cash                                                (3)          (1)          (4)
    Cash dividend                                                               (324)        (156)          --
                                                                           -----------------------------------
Financing cash flows, net                                                     35,433       28,538       19,355
                                                                           -----------------------------------
Net increase in cash and cash equivalents                                      9,381        5,376        3,083
Cash and cash equivalents at beginning of year                                19,726       14,350       11,267
                                                                           -----------------------------------
Cash and cash equivalents at end of year                                   $  29,107    $  19,726    $  14,350
                                                                           ===================================
Cash Flows -- Supplemental Disclosures:
Cash paid during the period for:
    Interest on deposits and other borrowings                              $   7,368    $   4,148    $   3,181
    Income taxes                                                                 210          535          722
Non-cash transactions:
    Additions to other real estate owned                                          --          375           --
                                                                           ===================================

See notes to consolidated financial statements.

                            CUPERTINO NATIONAL BANK

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1995, 1994 and 1993


              NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Cupertino National Bancorp ("CUNB" or the "Company") and its wholly-owned subsidiary, Cupertino National Bank and Trust ("CNB" or the "Bank"). CUNB is the holding company of CNB. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1995 presentation.

         The Bank and its operating divisions; SBA Lending Division, Commercial Lending Division, Venture Lending Division, Asset Based Lending Division, Consumer Lending Division, Real Estate Lending Division and Trust Division serve the Santa Clara Valley through its regional offices in Cupertino, San Jose and Palo Alto, California. The Bank intends to open its fourth office in downtown Palo Alto, California, in the Spring of 1996.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. CNB is required by the Federal Reserve System to maintain non-interest earning cash reserves against certain of its transaction accounts. At December 31, 1995, the required reserves totaled $798,000.

Investment Securities

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which was adopted by the Company in 1994, requires that investment securities be classified into three portfolios, and accounted for as follows: 1) debt and equity securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; 2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. CUNB currently maintains $53.5 million of its securities in the held to maturity category as it has the intent and ability to hold the securities until maturity and $3.5 million in the available for sale category.

         Prior to the adoption of SFAS No. 115, all investment securities were considered held to maturity because the Company had the ability and intent to hold these securities to maturity. Accordingly, these securities were carried at amortized cost.

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

                            CUPERTINO NATIONAL BANK

         When a loan is sold, unamortized fees and capitalized direct costs are recognized in the statement of operations. Other loan fees and charges representing service costs for the repayment of loans, for delinquent payments or for miscellaneous loan services are recognized when collected.

         The Bank designates certain of its loans receivable as being held for sale and they are recorded at fair market value. In determining the level of loans held for sale, the Bank considers whether loans (a) would be sold as part of its asset/liability management strategy, or (b) may be sold in response to changes in interest rates, changes in payment risk, the need to increase regulatory capital or other similar factors.

Other Real Estate Owned

Real estate acquired through foreclosure is carried at the lower of cost or fair value less estimated selling costs. Subsequent decreases in fair value are recognized as charges to expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the lesser of the lease terms or estimated useful lives of the assets, which are generally 3 to 10 years.

Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Allowance for Loan Losses

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was issued in May 1993 and was subsequently amended by SFAS No. 118 in October 1994. The provisions of these statements are effective for fiscal years beginning after December 15, 1994 and are applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized. It requires that impaired loans be measured at either, (1) the present value of expected cash flows at the loan's effective rate, (2) the loan's observable market price, or (3) the fair market value of the collateral of the loan. In general, these statements are not applicable to large groups of smaller-balance loans that are collectively evaluated for impairment such as credit cards, residential mortgage and/or consumer installment loans. Adoption of SFAS Nos. 114 and 118 did not have a material effect on the financial statements of the Company in 1995. Income recognition on impaired loans conforms to the method the Company uses for income recognition on nonaccrual loans.

         The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and unidentified losses in the loan portfolio. The allowance is based upon a number of factors, including prevailing and anticipated economic trends, industry experience, industry and geographic concentrations, estimated collateral values, management's assessment of credit risk inherent in the portfolio, delinquency trends, historical loss experience, CNB's underwriting practices and other relevant factors. Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. Because the allowance for possible loan losses is based on estimates, ultimate losses may vary from the current estimates.

Income per Share

Income per share, adjusted for stock dividends, is based on weighted average common and common equivalent shares outstanding of 1,894,400 in 1995; 1,628,500 in 1994 and 1,587,000 in 1993.

Sales and Servicing of Small Business Administration ("SBA") Loans

The Company originates loans to customers under SBA programs that generally provide for SBA guarantees of 70% to 90% of each loan. The Company generally sells the guaranteed portion of each loan to an investor and retains the unguaranteed portion and servicing rights in its own portfolio.

         Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. The Company allocates the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method which approximates the interest method. The value assigned to the right to service is also amortized over the estimated life of the loan. Funding for the SBA programs depend on annual appropriations by the U.S.

Congress.

                         NOTE 2 -- INVESTMENT SECURITIES

U.S.  Government  and  agency  obligations,   municipal   securities  and  other
securities are summarized as follows:

                                                                   Amortized     Unrealized  Unrealized      Market
(Dollars in thousands) December 31,1995                              Cost           Gains      Losses         Value
-------------------------------------------------------------------------------------------------------------------
U.S. Treasury obligations                                          $ 5,987         $ 24       $   --        $ 6,011
U.S. Agency obligations:
     Mortgage-backed obligations                                     8,190          159           --          8,349
     Fixed and variable rate notes                                  34,199          145           --         34,344
Other mortgage-backed obligations                                    4,195          102           --          4,297
Federal Reserve Bank stock                                             230            --          --            230
Federal Home Loan Bank stock                                           739            --          --            739
                                                                   ------------------------------------------------
Total securities held to maturity                                   53,540          430           --         53,970
U.S. Treasury obligations available for sale                         3,504            5           --          3,509
                                                                   ------------------------------------------------
Total securities                                                   $57,044         $435       $   --        $57,479
                                                                   ================================================

December 31, 1994
U.S. Treasury obligations                                          $10,420         $ --       $  115        $10,305
U.S. Agency obligations:
     Mortgage-backed obligations                                     8,989           --          415          8,574
     Fixed and variable rate notes                                  34,348            3        1,563         32,788
State and political subdivisions                                     1,482            4            2          1,484
Federal Reserve Bank stock                                             230           --           --            230
Federal Home Loan Bank stock                                           703           --           --            703
Other mortgage-backed obligations                                    4,334           --          228          4,106
                                                                   ------------------------------------------------
Total securities held to maturity                                   60,506            7        2,323         58,190
Total securities available for sale                                     --           --           --             --
                                                                   ------------------------------------------------
Total securities                                                   $60,506         $  7       $2,323        $58,190
                                                                   ================================================

                            CUPERTINO NATIONAL BANK

         Securities with a carrying value of $14,509,000 and $24,868,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes required by law or contract. During 1995, 1994 and 1993, there were no sales of securities.

         The following table shows amortized cost and estimated market value of the Company's investment securities by year of maturity at December 31, 1995.

                                                                    1997            2001         2006 and
(Dollars in thousands)                               1996       through 2000    through 2006    Thereafter       Total
-----------------------------------------------------------------------------------------------------------------------
U.S. Treasury obligations                          $ 5,987        $    --          $   --        $    --        $ 5,987
U.S. Agency obligations:

     Mortgage-backed obligations (1)                    --             95           2,730          5,337          8,162
     Fixed and variable rate notes (2)               8,000         17,727           6,485          1,987         34,199
Other mortgage-backed obligations (1)                   --             --              --          4,224          4,224
Federal Reserve Bank stock                              --             --              --            230            230
Federal Home Loan Bank stock                            --             --              --            739            739
                                                  ---------------------------------------------------------------------
Total investment securities held to maturity        13,987         17,822           9,215         12,517         53,541
U.S. Treasury obligations available for sale         3,504             --              --             --          3,504
                                                  ---------------------------------------------------------------------
Total securities                                   $17,491        $17,822          $9,215        $12,517        $57,045
                                                  ---------------------------------------------------------------------
Market Value                                       $17,478        $17,800          $9,471        $12,732        $57,481
                                                  =====================================================================
Weighted average yield                                4.8%           6.6%            7.5%           7.8%           6.8%
                                                  =====================================================================

(1) Mortgage-backed securities are shown at contractual maturity, however the average life of these mortgage-backed securities may differ due to principal prepayments.

(2) Certain U.S. Agency fixed and variable rate note obligations may be called, without penalty,at the discretion of the issuer. This may cause the actual maturities to differ significantly from the contractual maturity dates

         Investments in the Federal Reserve Bank and the Federal Home Loan Bank are required in order to maintain membership and support activity levels.

                                 NOTE 3 - LOANS


The following is a summary of loans by category as of December 31:

(Dollars in thousands)                                      1995        1994
--------------------------------------------------------------------------------
Commercial                                               $  88,646    $  81,695
Real estate construction and land                           23,889       18,117
Real estate term                                            23,026       13,133
Consumer and other                                          28,666       21,059
                                                         ----------------------
Total loans, gross                                         164,227      134,004
    Deferred loan fees and discounts                          (851)        (847)
                                                         ----------------------
Total loans, net of deferred fees                          163,376      133,157
    Allowance for loan losses                               (2,683)      (2,918)
                                                         ----------------------
          Total loans, net                                 160,693      130,239
Loans held for sale                                             --        5,383
                                                         ----------------------
Total loans                                               $160,693     $135,622
                                                         ======================

                            CUPERTINO NATIONAL BANK


                        NOTE 4-ALLOWANCE FOR LOAN LOSSES


The following summarizes the activity in the allowance for loan losses for the years ended December 31:

(Dollars in thousands)                     1995           1994           1993
--------------------------------------------------------------------------------
Balance January 1                         $ 2,918        $ 2,247        $ 1,748
    Loans charged off                      (1,074)        (1,012)        (1,228)
    Recoveries                                158             63             48
    Provision for loan losses                 681          1,620          1,679
                                         --------------------------------------
Balance December 31                       $ 2,683        $ 2,918        $ 2,247
                                         ======================================

         The following table sets forth non-performing loans as of December 31, 1995, 1994 and 1993. Non-performing loans are defined as loans which are on non-accrual status, loans which have been restructured, and loans which are 90 days past due but are still accruing interest. Interest income foregone on non-performing loans outstanding at year-end totaled $245,000, $275,000 and $129,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Interest income recognized on the non-performing loans approximated $63,000, $50,000 and $25,000 for the years ended December 31, 1995, 1994 and 1993.


(Dollars in thousands)                              1995      1994        1993
--------------------------------------------------------------------------------
Non-accrual loans                                 $2,513      $3,244      $  997
Accruing loans past due 90 days or more              830       1,371       1,903
Restructured loans                                    --          --          --
                                                 -------------------------------
Total                                             $3,343      $4,615      $2,900
                                                 ===============================

         At December 31, 1995, the recorded investment in impaired loans was approximately $2.5 million with a corresponding valuation allowance of $509,000. For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $2.6 million. The Company did not recognize interest on impaired loans during the twelve months ended December 31, 1995.

                        NOTE 5 - OTHER REAL ESTATE OWNED

Other real estate owned consists of the following at December 31:

(Dollars in thousands)                                        1995        1994
--------------------------------------------------------------------------------
Real estate acquired through foreclosure                       $--          $375
Allowance for estimated loan losses                             --            --
                                                              ------------------
Other real estate owned, net                                   $--          $375
                                                              ==================

         The following summarizes other real estate operations, which are included in operating expenses, for the years ended December 31:

(Dollars in thousands)                          1995         1994          1993
--------------------------------------------------------------------------------
Income (loss) from:
    Real estate operations, net                 $(18)        $ (6)        $  10
    Provision for estimated losses               (17)         (42)         (231)
                                               --------------------------------
Other real estate, net                          $(35)        $(48)        $(221)
                                               ================================

                            CUPERTINO NATIONAL BANK

                        NOTE 6 - PREMISIES AND EQUIPMENT


Premises and equipment at December 31, 1995 and 1994 are comprised of the following:

(Dollars in thousands)                                   1995            1994
--------------------------------------------------------------------------------
Leasehold improvements                                  $   853         $   993
Furniture and equipment                                   2,717           2,463
Automobiles                                                 157             140
                                                       ------------------------
Total                                                     3,727           3,596
Accumulated depreciation and amortization                (2,167)         (2,162)
Fixed assets in progress                                    357              --
                                                       ------------------------
Premises and equipment, net                             $ 1,917         $ 1,434
                                                       ========================

                            NOTE 7 - OTHER BORROWINGS

Short term borrowings are detailed as follows:

(Dollars in thousands)                                 1995          1994        1993
--------------------------------------------------------------------------------------
Federal funds purchased
    Balance at December 31                           $    --       $ 7,000       $  --
    Average Balance                                    1,120         1,800         277
    Maximum amount outstanding at any month end        5,600        12,000          --
    Average interest rate:

       During the year                                 5.96%         4.18%       3.56%
       At December 31                                     --         6.50%          --
Securities sold under agreements to repurchase

    Balance at December 31                           $    --       $10,256       $  --
    Average Balance                                   11,486         5,908          --
    Maximum amount outstanding at any month end       26,994        24,153          --
    Average interest rate:

       During the year                                 6.12%         5.13%          --
       At December 31                                     --         6.29%          --

         Federal funds purchased generally mature the following day after the purchase while securities sold under agreements to repurchase generally mature within 30 days from the various dates of sale.

         In 1995, the Company consummated a private offering of $3.0 million in 11.5% subordinated notes. The notes, which will mature on September 15, 2005, were offered to the Board of Directors, bank officers and other accredited investors within the meaning of Rule 501 under the Securities Act of 1933, as amended. The debentures are redeemable by the Company after September 30, 1998 at a premium ranging from 0% to 5% of the premium redeemed. The notes qualify as Tier 2 capital of the Bank (see Note 13).

                            CUPERTINO NATIONAL BANK


                              NOTE 8- INCOME TAXES


Income tax expense was comprised of the  following for the years ended  December
31:

(Dollars in thousands)                           1995         1994         1993
--------------------------------------------------------------------------------
Current:
    Federal                                     $(214)        $518        $ 539
    State                                          --           88          245
Total current expense (benefit)                  (214)         606          784
Deferred:
    Federal                                       373          125         (148)
    State                                          (2)           3          (98)
Total deferred expense (benefit)                  371          128         (246)
    Total expense                               $ 157         $734        $ 538

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred income tax assets (liabilities) as of December 31, 1995 and 1994 are as follows:


(Dollars in thousands)                                 1995              1994
--------------------------------------------------------------------------------
Loan loss reserves                                    $ 605             $   904
OREO valuation                                           --                  --
Deferred compensation                                    72                  48
State income taxes                                      148                 243
Other                                                  (125)               (124)
                                                     --------------------------
Deferred tax asset                                    $ 700             $ 1,071
                                                     ==========================

         No valuation allowance has been provided in 1995 and 1994. The components of the deferred tax benefit, which results from differences in the recognition of certain items for tax and financial reporting purposes, were as follows:


(Dollars in thousands)                          1995         1994          1993
--------------------------------------------------------------------------------
Provision for loan losses                       $299        $ 136         $ (97)
Cash basis income tax reporting                   --           --           (12)
State income taxes                                 1          224            93
Other                                             71         (232)         (230)
                                               --------------------------------
Total deferred expense (benefit)                $371        $ 128         $(246)
                                               ================================

                            CUPERTINO NATIONAL BANK

         A reconciliation from the statutory income tax rate to the consolidated effective income tax rate follows, for the years ended December 31:

(Dollars in thousands)                                                     1995          1994                1993
-------------------------------------------------------------------------------------------------------------------
Statuatory federal tax rate                                                35.0%         35.0%               35.0%
California franchise tax expense, net of federal income tax benefit          --           2.9%                6.9%
Exempt income                                                              (8.7)%        (4.1)%              (3.2)%
Other, net                                                                  6.7%          1.2%
                                                                          -----------------------------------------
Effective income tax rate                                                  33.0%         35.0%               37.5%
                                                                          =========================================

                        NOTE 9 - OTHER OPERATING EXPENSES


The major components of other operating expense are as follows for the years ended December 31:

(Dollars in thousands)                                                       1995           1994           1993
---------------------------------------------------------------------------------------------------------------
Supplies                                                                    $  202         $  197         $  153
Telephone                                                                      169            163            113
Director fees                                                                  147            145            142
Insurance                                                                      150            144            137
Correspondent bank charges                                                     158            118            106
Advertising                                                                    209             87             88
Other                                                                          867            646            686
                                                                           -------------------------------------
Total                                                                       $1,902         $1,500         $1,425
                                                                           =====================================

                        NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company has stock option plans under which incentive and non-statutory stock options may be granted to employees and directors to purchase up to 415,746 shares of common stock at prices not less than the fair market value of such stock at the date the options are granted.

         Options generally expire 10 years after the date of grant and generally become exercisable in annual installments of 20 percent to 33 percent. As of December 31, 1995, options for 266,330 shares were exercisable and options for 60,429 shares were available for future grant. Additional stock option information follows:


                                                                             Options outstanding(1)
                                                                     Number of shares   Option price per share
--------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                                               377,386            $3.85-$ 7.29
          Granted                                                       14,087             7.26-  9.68
          Exercised                                                    (20,659)            4.13-  7.36
          Canceled                                                      (7,378)            6.91-  7.36
                                                                      --------------------------------
Balance, December 31, 1993                                             363,436            $3.85-$ 9.68
          Granted                                                       83,012             8.00-  9.09
          Exercised                                                    (84,577)            4.25-  7.28
          Canceled                                                     (11,793)            4.05-  8.98
                                                                      --------------------------------
Balance, December 31, 1994                                             350,078            $3.85-$ 9.68
          Granted                                                      124,823             7.95- 12.95
          Exercised                                                    (75,736)            3.85- 11.68
          Canceled                                                     (43,848)            4.99- 11.81
                                                                      --------------------------------
Balance, December 31, 1995                                             355,317            $3.85-$12.95
                                                                      --------------------------------

(1)  Adjusted for stock dividends in 1995, 1994 and 1993

                            CUPERTINO NATIONAL BANK


         The Company has a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary as a contribution to the plan. The Company matches the employee contributions at a rate set by the Board of Directors (currently 50% of the first 6% of deferral of an individual's salary). The matching contribution vests ratably over the first three years of employment. The Company contributed $95,000 to the plan in 1995, $72,500 in 1994, and $67,000 in 1993.

         The Company has established an Employee Stock Purchase Plan, as amended, under section 423(b) of the Internal Revenue Code which allows eligible employees to set aside up to 10% of their compensation toward the purchase of the Company's stock for an aggregate total of 71,722 shares. Under the plan, the purchase price is 85% of the lower of the fair market value at the beginning or end of each three month offering period. During 1995, employees purchased 11,519 shares of common stock for an aggregate purchase price of $80,000 compared to the purchase of 9,062 shares of common stock for an aggregate purchase price of $69,000 in 1994. There are 29,975 shares remaining in the plan available for purchase by employees at December 31, 1995.

         During 1993 and 1995, the Company entered into deferred compensation agreements with certain Bank executive officers. Under these agreements, the Company is generally obligated to provide for each such employee or their beneficiaries, during a period of up to between 30 and 40 years after the employee's death, disability or retirement, annual benefits ranging from $50,000 to $78,000. The estimated present value of future benefits to be paid is being accrued over the vesting period of the participants. Expenses accrued for this plan for the years ended December 31, 1995, 1994 and 1993 totaled $90,000, $72,000 and $48,000, respectively. The Company and the employees are the beneficiaries of life insurance policies that have been purchased as a method of financing the benefits under the agreements . These benefits will be funded through loans drawn on the policies' cash surrender value over the retirement period of each employee. At December 31, 1995, the Company's cash surrender value of these policies was $6.0 million which is included in other assets.

         In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock-Based Compensation". Under the provisions of SFAS No. 123, the Company is encouraged, but not required, to measure compensation costs related to its employee stock compensation plans under the fair market value method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. If the Company elects not to recognize compensation expense under this method, it is required to disclose the pro forma net income and earnings per share effects based on the SFAS No. 123 fair value methodology. SFAS No. 123 applies to financial statements for fiscal years beginning after December 15, 1995. Earlier implementation is permitted. The Company will implement the requirements of SFAS No. 123 in 1996 and intends to only adopt the disclosure provisions of this statement.

                      NOTE 11 - RELATED PARTY TRANSACTIONS

Loans are made to executive officers, directors and their affiliates, subject to approval by the Directors' Loan Committee and the Board of Directors. An analysis of total loans to related parties for the year ended December 31, 1995 is shown as follows:


(Dollars in thousands)
--------------------------------------------------------------------------------
Balance, January 1, 1995                                               $  2,987
Additions                                                                 1,040
Repayments                                                               (1,830)
                                                                      ---------
Balance, December 31, 1995                                             $  2,197
                                                                      =========

                            CUPERTINO NATIONAL BANK

                NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases the facilities from which it operates all of its activities. Future minimum lease commitments under all non-cancelable operating leases as of December 31, 1995 are as follows (includes lease payments for a branch location currently under construction, estimated to open in April 1996):


(Dollars in thousands)                                                     1995
--------------------------------------------------------------------------------
1996                                                                      $  786
1997                                                                         863
1998                                                                         842
1999                                                                         806
2000                                                                         814
Thereafter                                                                 2,384
                                                                         -------
Total                                                                     $6,495
                                                                         =======

         During 1995, the Company entered into a twelve year operating lease contract for an additional branch location in Palo Alto, California, which will commence upon completion of construction and occupying the building. Annual lease payments will be approximately $198,000.

         Total rent expense was approximately $724,000, $589,000 and $475,000 for 1995, 1994 and 1993, respectively.

         In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, that are not reflected in the accompanying consolidated financial statements. At December 31, 1995, commitments to fund loans and outstanding standby letters of credit were approximately $100.2 million and $2.2 million, respectively. The Bank's exposure to credit loss is limited to amounts funded or drawn; however, at December 31, no losses are anticipated as a result of these commitments.

         Loan commitments which typically have fixed expiration dates and require the payment of a fee are typically contingent upon the borrower meeting certain financial and other covenants. Approximately $59.7 million of these commitments relate to real estate construction and land loans and are expected to fund within the next 12 months. However, the remainder relate primarily to revolving lines of credit or other commercial loans, and many of these commitments are expected to expire without being drawn upon, therefore the total commitments do not necessarily represent future cash requirements. The Bank evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt or equity securities, or business assets.

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

         In the ordinary course of business there are various assertions, claims and legal proceedings pending against the Company. Management is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         In July 1995, the Company settled a lawsuit for $1,080,000 (net of tax) which alleges that the Company did not perform its fiduciary duties and, as a result, the trust incurred losses on real estate investments that were purchased. The Company believes that insurance coverage for this settlement is available to the Company under various insurance policies and the Company is currently in the process of pursuing recovery under these policies. However, due to the uncertainty associated with the recovery, the Company reflected the $1,080,000 expense of the legal settlement in 1995 earnings.

                          NOTE 13 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (as defined in the regulations) and are set forth in the table below. At December 31, 1995, the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1995, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that determination that management believes have changed the Bank's category. The Company's 1995 and 1994 capital ratios are as follows;

                                                                       For Capital        Under Prompt Corrective
                                                 Actual             Adequacy Purpose          Action Provisions:
(Dollars in thousands)                           Amount    Ratio    Amount     Ratio          Amount      Ratio
-----------------------------------------------------------------------------------------------------------------
As of December 31, 1995:
   Total Capital (to Risk Weighted Assets       $24,214    11.91%   $16,285    8.00%          $20,331     10.00%
   Tier I Capital (to Risk Weighted Assets      $18,672     9.18%   $ 8,135    4.00%          $12,199      6.00%
   Tier I Capital (to Average Assets)           $18,672     7.78%   $ 9,196    4.00%          $11,495      5.00%

As of December 31, 1994
   Total Capital (to Risk Weighted Assets       $20,955    12.0%    $13,855    8.00%          $17,318     10.00%
   Tier I Capital (to Risk Weighted Assets      $18,037    10.83%   $ 6,662    4.00%          $ 9,993      6.00%
   Tier I Capital (to Average Assets)           $18,037     8.39%   $ 8,599    4.00%          $10,749      5.00%

                 NOTE 14-RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

One of the principal sources of cash for the Company is dividends from its subsidiary Bank. Total dividends which may be declared by the Bank without receiving prior approval from regulatory authorities are limited to the lesser of the Bank's retained earnings or the net income of the Bank for the latest three fiscal years, less dividends previously declared during that period. Under these restrictions and considering minimum regulatory capital requirements, the Bank is able to declare dividends not exceeding $2,076,000 as of December 31, 1995.

         The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Bank is prohibited from lending to the Company unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity, or a maximum of $1,765,000 at December 31, 1995. No such advances were made during 1995 or exist as of December 31, 1995.

                    NOTE 15 - PARENT ONLY FINANCIAL STATEMENT

The financial statements of Cupertino National Bancorp (parent company only) follow:


Parent Company Only Balance Sheets
(Dollars in thousands) December 31,                                                           1995         1994
----------------------------------------------------------------------------------------------------------------
Assets
    Cash and cash equivalents                                                           $    898       $    883
    Investment in CNB                                                                     17,650         16,851
    Subordinated debentures purchased by CNB                                               3,000              0
    Other assets                                                                             126            305
                                                                                        -----------------------
Total                                                                                   $ 21,674       $ 18,039
                                                                                        =======================
Liabilities and shareholders' equity:
     Subordinated debt                                                                  $  3,000       $      0
     Other liabilities                                                                         2              2
                                                                                        -----------------------
Total liabilities                                                                          3,002              2
Shareholders' equity
     Common stock                                                                         17,680         14,901
     Retained earnings                                                                       992          3,136
                                                                                        -----------------------
Total shareholders' equity                                                                18,672         18,037
                                                                                        -----------------------
Total liabilities and shareholders' equity                                              $ 21,674       $ 18,039
                                                                                        =======================


Parent Company Only Statements of Operations
(Dollars in thousands) Years ended December 31,                                 1995           1994        1993
---------------------------------------------------------------------------------------------------------------
Income:
   Interest income                                                          $     34       $     17       $  14
   Other income                                                                   10             14          12
                                                                            -----------------------------------
Total                                                                             44             31          26
                                                                            -----------------------------------

Expenses:
    Occupancy and equipment                                                      441            410         384
         Less rentals received from the Bank                                    (441)          (409)       (384)
                                                                            -----------------------------------
         Net occupancy and equipment                                              --              1          --
         Other expense                                                            48             46          20
                                                                            -----------------------------------
Total                                                                             48             47          20
                                                                            -----------------------------------
Income before taxes and equity in undistributed net income of the Bank            (4)           (16)          6
Income tax expense                                                                --             --           2
                                                                            -----------------------------------
Income (loss) before equity in undistributed net income of the Bank               (4)           (16)          4
Equity in undistributed net income of the Bank                                   317          1,379         876
Net Income                                                                  $    313       $  1,363       $ 880
                                                                            ===================================



Parent Company Only Statements of Cash Flows
(Dollars in thousands) Years ended December 31,                                      1995         1994         1993
--------------------------------------------------------------------------------------------------------------------
Cash flows -- operating activities:
    Net income                                                                    $   313       $ 1,363       $ 880
    Reconciliation of net income to net cash from operations:
        Equity in undistributed net income of the Bank                               (317)       (1,379)       (876)
        Net change in other assets                                                     28          (205)       (100)
        Net change in other liabilities                                                --           (41)         --
                                                                                  ---------------------------------
Operating cash flows, net                                                              24          (262)        (96)
                                                                                  ---------------------------------
Cash flows -- investing activities:
        Principal repayment of loans receivable                                       150            --          --
        Purchase of subordinated debentures by CNB                                 (3,000)           --          --
        Capital contribution to the Bank                                             (425)           --          --
                                                                                  ---------------------------------
Investing cash flows, net                                                          (3,275)           --          --
                                                                                  ---------------------------------
Cash flows -- financing activities:
        Proceeds from issuance of subordinated debt                                 3,000            --          --
        Proceeds from exercise of stock options and employee stock purchases          593           613         169
        Cash paid in lieu of fractional shares on stock dividends                      (3)           (2)         (4)
        Payment of cash dividends                                                    (324)         (156)         --
                                                                                  ---------------------------------
Financing cash flows, net                                                           3,266           455         165
                                                                                  ---------------------------------
Net increase in cash and cash equivalents                                              15           193          69
Cash and cash equivalents at the beginning of the year                                883           690         621
                                                                                  ---------------------------------
Cash and cash equivalents at the end of the year                                  $   898       $   883       $ 690
                                                                                  =================================

                  NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments of the Company as of December 31, 1995 and 1994 are as follows:

                                                          1995                        1994
                                                Carrying        Fair         Carrying       Fair
(Dollars in thousands)                           Amount         Value         Amount       Value
--------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                   $ 29,107      $ 29,107      $ 19,726      $ 19,726
    Investment securities                         57,049        57,481        60,506        58,190
    Loans, net                                   160,693       160,854       130,239       130,000
    Loans held for sale                               --            --         5,383         5,383
                                                --------------------------------------------------
          Total loans, net                       160,693       160,854       135,622       135,383
                                                --------------------------------------------------
Financial liabilities:
    Deposits:
          Demand, non-interest bearing            58,986        58,986        53,880        53,880
          NOW                                     10,158        10,158         8,331         8,331
          Money Market Demand Accounts           114,021       114,021        73,623        73,623
          Savings                                  7,995         7,995         5,951         5,951
          Other time certificates                 17,830        17,823        19,417        19,410
          Time certificates, $100 and over        27,104        27,094        25,520        25,513
                                                --------------------------------------------------
          Total deposits                         236,094       236,077       186,722       186,708
      Subordinated debt                            3,000         3,000            --            --
      Short term borrowings                           --            --        17,256        17,256
                                                --------------------------------------------------

                            CUPERTINO NATIONAL BANK

Cash and cash equivalents

The carrying value reported in the balance sheet for cash and cash equivalents approximates fair value.

Securities

Fair values for investment securities are based on quoted market prices.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities and borrowings

The fair value for all deposits without fixed maturities and short term borrowings is considered to be equal to the carrying value. The fair value for fixed rate time deposits and subordinated debt are estimated by discounting future cash flows using interest rates currently offered on time deposits or subordinated debt with similar remaining maturities.

                           CUPERTINO NATIONAL BANCORP

                       Report of Independent Accountants

The Board of Directors and Shareholders,
Cupertino National Bancorp:

We have audited the accompanying consolidated balance sheets of Cupertino National Bancorp and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, shareholders' equity and cash flows of Cupertino National Bancorp & Subsidiary for the year ended December 31, 1993 were audited by other auditors whose report dated January 18, 1994 expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cupertino National Bancorp and Subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand, L.L.P.


Coopers & Lybrand, L.L.P.
San Francisco, California
January 26, 1996

                        Board of Directors and Officers

Board Members
C. Donald Allen
President and Chief Executive Officer
Cupertino National Bancorp
Chairman of the Board and
Chief Executive Officer
Cupertino National Bank & Trust

David K. Chui
President and Chief Executive Officer
PANCAL (commercial and residential
real estate)

Carl E. Cookson
Chairman of the Board
Santa Clara Land Title Company
(title insurance)

Jerry R. Crowley
Chairman and Chief Executive Officer
Treehouse, Ltd. (venture capital)

Janet M. DeCarli
Broker
Cornish & Carey Realtors
(residential and commercial real estate)

John M. Gatto
Chairman of the Board
Cupertino National Bancorp and
Chairman of the Executive Committee
Cupertino National Bank & Trust
Architect
Maria Enterprises
(real estate development)

William H. Guengerich
Private investor

James E. Jackson
Attorney at Law
Jackson , Abdalah, Rodriguez & Wong

Rex D. Lindsay
Vice Chairman of the Board
Cupertino National Bancorp and
Cupertino National Bank & Trust
Rancher and private investor

Glen McLaughlin
Chairman of the Board
Venture Leasing Associates
(general equipment leasing)

Norman Meltzer
Real estate developer, Retired

Dick J. Randall
Rancher and private investor

Dennis W. Whittaker
President
Whittaker Insurance Agency, Inc.
(personal and commercial
insurance sales)


Officers
C. Donald Allen
President and Chief Executive Officer
Cupertino National Bancorp
Chairman of the Board and
Chief Executive Officer
Cupertino National Bank & Trust

Kenneth D. Brenner
Executive Vice President
Sales and Marketing
Manager, Palo Alto Office

David R. Hood
Executive Vice President
Senior Lending Officer

Hall Palmer
Executive Vice President
Senior Trust Officer

Steven C. Smith
Executive Vice President,
Chief Operating Officer
Cupertino National Bancorp and
Cupertino National Bank & Trust

Colleen Carlsted
Senior Vice President, Manager
Commercial Loans

Raul Galano
Senior Vice President, Manager
Trust Operations

Nord Hastings
Senior Vice President
Chief Credit Officer

Donald McMullen
Senior Vice President
Manager, Commercial Loans

Daniel R. Michener
Senior Vice President, Manager
Venture Lending and Asset Based Lending

Jeffrey Whalen
Senior Vice President,
Business Development
Manager, San Jose Office

Heidi R. Wulfe
Senior Vice President, Chief Financial
Officer, Cupertino National Bancorp
and Cupertino National Bank & Trust

Janice K. Alder
Vice President, Commercial Loans

Ralph W. Barnett
Vice President, Manager
SBA Loans

Julie Bellestri
Vice President, Manager
Emerson Office

Karen L. Blase
Vice President, Manager
MIS

Cathy Colgan
Vice President, Senior Trust Officer

Benner Davenport
Vice President, Trust Officer

Michael David
Vice President
Business Development, Venture Lending

Daniel Duarte
Vice President, Manager Consumer
Lending and Special Assets

Cecilia K. Fu
Vice President, Manager
Construction Loans

Cheryl Howell
Vice President, Senior Trust Officer

Madalyn A. Knittle
Vice President, Manager
Human Resources

Jon Krogstad
Vice President, Venture Lending

Joan Leis
Vice President, Cashier

William McKinley
Vice President, Commercial Loans

Robert Mazza
Vice President, Construction Loans

Ruth Matosich
Vice President, Manager
Note Department

Tammy Okuda
Vice President, Commercial Loans

Stella PeBenito
Vice President, Trust Investment Officer

Robert ProFaca
Vice President, Commercial Loans

Debra Reed
Vice President, Senior Trust Officer

Addy D. Soreco
Vice President, Commercial Loans

Helen Craig Titus
Vice President, Senior Trust Officer

Nannette Walton
Vice President, Asset Based Lending

                              Corporate Directory

Stock Market Makers
Cupertino National Bancorp's common stock is traded on the NASDAQ National Market System under the symbol CUNB. The newspaper abbreviation is CupNBk.

Marc Arnett
Hoefer & Arnett
San Francisco, California
(800) 346-5544

Ron Lohbeck
Sutro & Co.
San Jose, California
(408) 292-2442

Mark T. Curtis
Smith Barney
Palo Alto, California
(415) 493-5300

Frank Seay
Dean Witter Reynolds, Inc.
San Jose, California
(408) 286-6060

Phillip Hage
Van Kasper & Company
San Francisco, California
(415) 391-5600

Scott Burford or Randall Kinoshita
Burford Capital/GBS Financial
La Crescenta, California
(800) 765-5558

Legal Counsel
Gray, Cary, Ware & Freidenrich
Palo Alto, California

Certified Public Accountants
Coopers & Lybrand, L.L.P.
San Francisco, California

Shareholder  Relations
A copy of Cupertino National Bancorp's Form 10K annual report, filed with the Securities and Exchange Comission, is available without charge. Requests for Form 10K or other shareholder information should be directed to: Shelly Binnebose Assistant Corporate Secretary Cupertino National Bancorp 20230 Stevens Creek Boulevard Cupertino, California 95014 Telephone
(408) 725-2347 FAX (408) 996-0657

Registrar and Transfer Agent
U.S. Stock Transfer Corporation
1745 Gardena Avenue, 2nd Floor
Glendale, California  92104
(818) 502-1404

Corporate and Bank
Headquarters
20230 Stevens Creek Boulevard
Cupertino, California  95014
Telephone (408) 996-1144
FAX (408) 996-0657

San Jose Office
60 South Market Street
San Jose, California 95113
Telephone (408) 286-1595
FAX (408) 971-4233

Palo Alto Square Office
3 Palo Alto Square
Palo Alto, California 94306
Telephone (415) 852-0300
FAX (415) 493-6662

Emerson Office
400 Emerson Street
Palo Alto, California 94301
Telephone (415) 833-1400
FAX (415) 473-1326

Related Financial Services
Small Business Administration
Real Estate Construction
Consumer Lending
Cupertino, California  95014
Telephone (408) 996-1144
FAX (408) 996-0657

Venture Lending
Asset Based Lending
3 Palo Alto Square
Palo Alto, California  94306
Telephone (415) 813-8319
FAX (415) 843-6969

The Trust Group
400 Emerson Street
Palo Alto, California 94301
Telephone (415) 833-1400
FAX (415) 473-1326



  [LOGO]
EQUAL HOUSING
   LENDER

                                     [LOGO]
                                       C
                                        N
                                         B

                        CUPERTINO NATIONAL BANK & TRUST

                         Corporate and Bank Headquarters
                         20230 Stevens Creek Boulevard
                          Cupertino, California 95014
                            Telephone (408) 996-1144
                               FAX (408) 996-0657